恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED



中期報告 Interim Report 05 06

STOCK CODE: 0097

2005 06

HENDERSON INVESTMENT LIMITED

Interim Results and Dividend

The Board of Directors announces that for the six months ended 31st December, 2005, the unaudited consolidated net profit of the Group attributable to equity shareholders amounted to HK$1,802 million and earnings per share was HK$0.64. This profit figure included a revaluation surplus on investment properties net of deferred tax of HK$856 million and represents an increase of HK$854 million or 90% over the restated consolidated net profit for the same period in the previous financial year.

If the revaluation surplus on investment properties net of deferred tax were not to be taken into account, the underlying net profit for the period would be HK$946 million, showing an increase of HK$100 million over the restated underlying net profit of HK$846 million for the same period in the previous financial year. Underlying earnings per share was HK$0.34, representing an increase of 12% over that for the same period in the previous financial year.

The Board has resolved to pay an interim dividend of HK$0.13 per share to shareholders whose names appear on the Register of Members of the Company on 26th April, 2006.

Closing of Register of Members

The Register of Members of the Company will be closed from Monday, 24th April, 2006 to Wednesday, 26th April, 2006, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 21st April, 2006. Warrants for the interim dividend will be sent to shareholders on Thursday, 27th April, 2006.

Management Discussion and Analysis

BUSINESS REVIEW

Property Rental

The rental property market in Hong Kong has shown gradual recovery. During the period under review, total rental income of the Group amounted to approximately HK$335 million. This showed an increase of 3% as compared with the corresponding period of the previous financial year. As at the end of the period under review, the rental property portfolio of the Group amounted to approximately 1.9 million sq.ft. in total attributable gross floor area, with average occupancy standing high at 94%.

Hotel & Department Store Operations

With the official opening of the Hong Kong Disneyland and the holding of WTO Ministerial Conference in the second half of 2005, tourist arrivals to Hong Kong continue to be on the rise. However, in view of the increase in the supply of hotel rooms in Hong Kong, competition in the local hotel industry has increased. Nevertheless, during the period under review, notwithstanding that the average occupancy level of the Newton Hotel Hong Kong and the Newton Hotel Kowloon showed a slight decrease, substantial increase was recorded in room tariff rates. Benefiting from the recovery in local consumer spending and the relaxation policy of the central government in Mainland China that brought about increasing tourists under the "Individual Visit Scheme", the retailing business of the Group operated under its Citistore outlets recorded a moderate increase in turnover as compared to that of the corresponding period in the previous financial year.

Other Investments

China Investment Group Limited, a 64%-owned subsidiary of the Company, is engaged in the toll-bridge and toll-road joint venture operations in the Mainland. Owing to the repair work undertaken for the Hang Zhou Qiangjiang Third Bridge, turnover from the infrastructural business of the Group reduced substantially by 40%. Henderson Cyber Limited, which is 78.69% held by the Group, is engaged in the provision of "iCare" broadband service, merchandising as well as data centre and intelligent building services.

Associated Companies

The Hong Kong and China Gas Company Limited recorded profit after taxation attributable to shareholders amounted to HK$5,281 million in the financial year ended 31st December, 2005. As at the end of 2005, the number of customers was 1,597,273, an increase of 34,995 over 2004. This group concluded a joint venture piped gas project in Xi'an, Shaanxi Province in early 2006, which is its largest gas investment project on the Mainland to date, and has laid a foundation for its future move into northwestern China, a huge market noted for its rapid economic growth. Altogether, this group now has city piped gas joint venture projects in 31 mainland cities across various districts. This group successfully entered the Mainland's water sector after concluding three water projects in 2005.

In Hong Kong, this group continues to expand its gas supply network. Town gas supply has been extended to the international theme park at Penny's Bay on Lantau Island last year. Construction of a transmission pipeline in the eastern New Territories is progressing smoothly. In order to receive natural gas from the Guangdong Liquefied Natural Gas Terminal, this group is laying a twin submarine pipeline from Chengtoujiao in Shenzhen to Tai Po gas production plant in Hong Kong. By the fourth quarter of 2006, the Guangdong LNG Terminal should be supplying natural gas to Hong Kong which will then be used to partially replace naphtha as feedstock for the production of town gas. On the property development front, this group has a 15.79% interest (15% interest at the end of 2005) in the International Finance Centre and 50% interest in the Grand Promenade, both of which were entirely completed during the period under review. The Ma Tau Kok south plant site is being developed into five residential apartment buildings. This project has been named the Grand Waterfront and, with the inclusion of the commercial area, will provide a total gross floor area of approximately 1.11 million sq.ft. The project is due for completion by the end of 2006.

Hong Kong Ferry (Holdings) Company Limited reported a consolidated profit after taxation for the year ended 31st December, 2005 amounting to HK$243 million, representing a decrease of 26% as compared to that recorded in 2004. During the year, this group recorded an operating profit of approximately HK$192 million from the sale of approximately 350 residential units of Metro Harbour View, with a value of approximately HK$420 million. Rental income from the commercial arcade, Metro Harbour Plaza, amounted to HK$15.5 million for the year. The occupancy rate as at the end of the year was approximately 96% after taking into account the committed tenancies. In respect of the development site at No. 222 Tai Kok Tsui Road, foundation work had been completed and construction of the superstructure was in good progress. The site is being developed into a residential-cum-commercial property of a total gross floor area of approximately 320,000 sq.ft. The target date for completion of the project is late 2008. Construction work in respect of Nos. 43-51A Tong Mi Road had been substantially finished and this project will be ready for sale in the first half of this year. The demolition work for No. 6 Cho Yuen Street, Yau Tong had been completed and construction work is expected to commence in the second half of 2006. The site will be developed into a residential-cum-commercial property with a total gross floor area of approximately 165,000 sq.ft. The substantial increase of fuel oil price led to a deficit of HK$4 million in Ferry, Shipyard and Related Operations for the year. The operating results of the Travel and Hotel Operations turned from a surplus to a deficit of HK$2.6 million during the year. It is anticipated that the proceeds from the sales of the properties and the rental from commercial arcade will continue to be the primary source of income for this group in the coming year.

Miramar Hotel and Investment Company, Limited recorded HK$328 million in unaudited profit attributable to shareholders for the six months ended 30th September, 2005, representing an increase of 115% over the restated profit for the corresponding period of the previous financial year. This group adopted the new accounting policies as stipulated by Hong Kong Institute of Certified Public Accountants, in relation to investment properties and hotels, which led to a reported increase in net profit amounting to HK$179 million. Benefiting from the continuous growth in the local economy, there were improvements in consumer confidence along with healthy growth in the business and leisure travels sectors. Hotel Miramar experienced a respectable growth in its operating results, achieving an average occupancy of 88%, while average room rate improved by almost 20% as compared to that of the previous period. The overall average occupancy rate of the Miramar Shopping Centre and the Hotel Miramar Shopping Arcade reached 87% with only a moderate increase in total rental income. The Miramar Shopping Centre and the Hotel Miramar Shopping Arcade successfully reorganized the tenant mix and upgraded the market position. Average rental for new retail tenants occupying approximately 60,000 sq.ft. of rental area increased by 47% as compared to rentals for previous tenants. For the office market, the Miramar Tower recorded over 95% average occupancy rate. During the period under review, this group sold approximately 20 acres of commercial land in Placer County, California (FY2004: 16 acres of commercial land and 280 residential lots) that contributed to this group's profit. During the period under review, the food and beverage business remained stable, whereas turnover of its travel business increased slightly compared to the same period last year.

Privatisation Schemes

Henderson Cyber

The Company, Henderson Land, Hong Kong and China Gas and Henderson Cyber jointly announced in August 2005 the privatisation proposal of Henderson Cyber by the Company and China Gas by way of a scheme of arrangement involving the cancellation and extinguishment of the scheme shares in Henderson Cyber at the cancellation price of HK$0.42 in cash per scheme share. The scheme was approved by a majority of 99.96% of the independent shareholders present and voting at the court meeting. The scheme took effect in December 2005 and the listing of the shares in Henderson Cyber on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited was withdrawn. Upon completion of the privatisation, the Company's interest in Henderson Cyber was increased to approximately 78.69%. The aggregate amount of cancellation price paid by Henderson Investment was HK$252.53 million.

The Company

In November 2002, Henderson Land announced a privatisation proposal of the Company at the cancellation price of HK$7.60 in cash per scheme share in the Company. According to the "The Code on Takeovers and Mergers", one of the conditions to the proposal is that the scheme is not disapproved by more than 10% in value of all the shares held by independent minority shareholders of the Company (the "10% Threshold"). At the court meeting held on 2nd January, 2003, up to 85.6% of the independent minority shareholders of the Company present voted in favour of the scheme. However, as the votes that cast against the scheme marginally exceeded the 10% Threshold, the scheme could not take effect and hence lapsed.

Henderson Land proposed the privatisation of the Company again in November 2005. As announced in December 2005, the cancellation consideration was increased to 1 share in Henderson Land in exchange for every 2.5 scheme shares in the Company. At the court meeting held on 20th January, 2006, a majority up to 85.7% of the independent minority shareholders of the Company present voted in favour of the privatisation proposal. Again, as the votes that cast against the scheme marginally exceeded the 10% Threshold, the scheme still could not take effect and hence lapsed.

PROSPECTS

Benefiting from the Closer Economic Partnership Arrangements with the Mainland, Hong Kong has emerged as a two-way platform for businesses making entry to markets in the Mainland and the Asia Pacific region. Overseas and Mainland companies as well as investors have increased their demand for office space. It is anticipated that both rental and occupancy of office properties will continue to rise.

The rental properties of the Group are conveniently situate in the centre of new towns with busy pedestrian flow. In view of the sustained recovery in consumer spending led by improvement in local employment as well as the increased number of tourists under the "Individual Visit Scheme", the market for the retail sector has also recovered. These factors have contributed to bring about increase in rental income in respect of retail shops of the Group. In order to maintain the competitive position of its shopping arcades, the Group has regularly organised marketing promotional activities. In addition, the Group will continue to refurbish its core shopping arcades in phases and improve the tenant mix of these properties, with the aim to bring about increasing rental income.

The hotel business of the Group is expected to benefit from the favourable economic conditions in the global market and the number of large scale local tourist attractions now being put in place. It is anticipated that the number of tourist arrivals will continue to increase with the extension of the "Individual Visit Scheme" to more provinces and cities in the Mainland.

Both the Group's rental income and contributions from the Group's listed associates provide a stable recurrent income to the Group. In the absence of unforeseen circumstances, it is anticipated that the Group will show satisfactory performance in the current financial year.

Condensed Interim Financial Statements

Consolidated Income Statement – unaudited

	Notes	For the six months ended 31st December, 2005 HK$'000	2004 (restated) HK$'000
Turnover	4	**611,298**	698,961
Direct operating costs		**(264,361)**	(309,185)
		346,937	389,776
Other income		**60,217**	27,268
Unrealised holding gain on investments in securities		**–**	24,056
Fair value gain of investment properties		**674,662**	–
Impairment loss on goodwill arising from acquisition of subsidiaries	5	**(161,846)**	–
Write back of allowance for completed properties of sale		**14,227**	–
Selling and distribution costs		**(28,869)**	(28,872)
Administrative expenses		**(86,965)**	(88,051)
Finance costs	6	**(6,136)**	(6,902)
Share of results of associates		**1,094,611**	742,487
Amortisation of goodwill		**–**	(30,422)
Negative goodwill released to income		**–**	4,313
Profit before taxation	7	**1,906,838**	1,033,653
Taxation	8	**(97,824)**	(45,627)
Profit for the period		**1,809,014**	988,026
Attributable to:			
Equity holders of the Company		**1,802,054**	947,676
Minority interests		**6,960**	40,350
		1,809,014	988,026
Dividends	9	**366,253**	366,253
Earnings per share	10	**HK$0.64**	HK$0.34

The notes on pages 10 to 24 form part of the condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Balance Sheet

	Notes	At 31st December, 2005 (unaudited) HK$'000	At 30th June, 2005 (audited) (restated) HK$'000
Non-current assets			
Investment properties	11	**5,675,366**	5,000,682
Prepaid lease payments		**79,722**	80,562
Property, plant and equipment	11	**1,221,670**	1,247,233
Properties held for development		**11,016**	11,016
Interests in associates		**14,604,335**	13,715,674
Investments in securities		**–**	241,640
Available-for-sale investments		**240,228**	–
Held-to-maturity investments		**11,465**	–
Amounts due from minority shareholders		**–**	80,930
Debtors, deposits and prepayments	12	**124,997**	132,863
Instalments receivable		**4,750**	4,901
Deferred tax assets		**2,943**	–
		21,976,492	20,515,501
Current assets			
Inventories		**37,170**	29,166
Prepaid lease payments		**1,679**	1,679
Completed properties for sale		**259,932**	248,085
Debtors, deposits and prepayments	12	**309,660**	348,788
Instalments receivable		**749**	576
Amounts due from associates		**43,945**	42,009
Amounts due from investee companies		**5,484**	6,502
Amounts due from minority shareholders		**80,930**	–
Pledged bank deposits	15	**20,205**	20,205
Bank balances and cash	15	**2,450,802**	2,779,950
		3,210,556	3,476,960

Condensed Interim Financial Statements

Consolidated Balance Sheet (cont'd)

	Notes	At 31st December, 2005 (unaudited) HK$'000	At 30th June, 2005 (audited) (restated) HK$'000
Current liabilities			
Creditors and accrued expenses	13	**277,383**	249,800
Amounts due to associates		**808**	2,485
Amounts due to minority shareholders		**140,715**	–
Taxation		**65,289**	185,330
Borrowings		**174,576**	126,910
Obligations under finance leases		**116**	114
		658,887	564,639
Net current assets		**2,551,669**	2,912,321
		24,528,161	23,427,822
Capital and reserves			
Share capital	14	**563,466**	563,466
Reserves		**22,461,108**	20,952,934
Equity attributable to equity holders of the Company		**23,024,574**	21,516,400
Minority interests		**653,234**	744,759
Total equity		**23,677,808**	22,261,159
Non-current liabilities			
Creditors and accrued expenses	13	**40,065**	31,017
Borrowings		**89,986**	135,679
Deferred tax liabilities		**633,667**	554,729
Obligations under finance leases		**350**	416
Amounts due to minority shareholders		–	143,588
Amount due to a fellow subsidiary		**86,285**	301,234
		850,353	1,166,663
		24,528,161	23,427,822

The notes on pages 10 to 24 form part of the condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Statement of Changes in Equity – unaudited

	Attributable to equity holders of the Company									
	Share capital HK$'000	Property revaluation reserve HK$'000	Capital reserve HK$'000	Investment revaluation reserve HK$'000	Share premium account HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At 1st July, 2004										
– as previously reported	563,466	1,293,987	12,909	-	6,158,568	338,079	11,664,871	20,031,880	755,761	20,787,641
– effect of change in accounting policies (note 3)	-	(1,293,987)	-	-	-	-	(24,811)	(1,318,798)	-	(1,318,798)
– as restated	563,466	-	12,909	-	6,158,568	338,079	11,640,060	18,713,082	755,761	19,468,843
Total recognised income for the period – profit for the period	-	-	-	-	-	-	947,676	947,676	40,350	988,026
Final dividend paid	-	-	-	-	-	(338,079)	-	(338,079)	-	(338,079)
Interim dividend proposed	-	-	-	-	-	366,253	(366,253)	-	-	-
Dividend paid to minority interests	-	-	-	-	-	-	-	-	(19,186)	(19,186)
At 31st December, 2004	563,466	-	12,909	-	6,158,568	366,253	12,221,483	19,322,679	776,925	20,099,604
Total recognised income for the period – profit for the period	-	-	-	-	-	-	2,559,974	2,559,974	25,321	2,585,295
Acquisition of additional interests in subsidiaries	-	-	-	-	-	-	-	-	(43,326)	(43,326)
Interim dividend paid	-	-	-	-	-	(366,253)	-	(366,253)	-	(366,253)
Final dividend proposed	-	-	-	-	-	422,599	(422,599)	-	-	-
Dividend paid to minority shareholders	-	-	-	-	-	-	-	-	(14,161)	(14,161)
At 30th June, 2005	563,466	-	12,909	-	6,158,568	422,599	14,358,858	21,516,400	744,759	22,261,159
At 1st July, 2005										
– as previously reported	**563,466**	**1,313,787**	**12,909**	**-**	**6,158,568**	**422,599**	**14,381,179**	**22,852,508**	**744,759**	**23,597,267**
– effect of change in accounting policies (note 3)	**-**	**(1,313,787)**	**-**	**-**	**-**	**-**	**96,627**	**(1,217,160)**	**-**	**(1,217,160)**
– as restated	**563,466**	**-**	**12,909**	**-**	**6,158,568**	**422,599**	**14,477,806**	**21,635,348**	**744,759**	**22,380,107**
Gain on available-for-sale investments recognised directly in equity	**-**	**-**	**-**	**9,771**	**-**	**-**	**-**	**9,771**	**-**	**9,771**
Profit for the period	**-**	**-**	**-**	**-**	**-**	**-**	**1,802,054**	**1,802,054**	**6,960**	**1,809,014**
Total recognised income for the period	**-**	**-**	**-**	**9,771**	**-**	**-**	**1,802,054**	**1,811,825**	**6,960**	**1,818,785**
Acquisition of additional interests in subsidiaries	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(90,682)**	**(90,682)**
Final dividend paid	**-**	**-**	**-**	**-**	**-**	**(422,599)**	**-**	**(422,599)**	**-**	**(422,599)**
Interim dividend proposed	**-**	**-**	**-**	**-**	**-**	**366,253**	**(366,253)**	**-**	**-**	**-**
Dividend paid to minority shareholders	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(7,803)**	**(7,803)**
At 31st December, 2005	**563,466**	**-**	**12,909**	**9,771**	**6,158,568**	**366,253**	**15,913,607**	**23,024,574**	**653,234**	**23,677,808**

Condensed Interim Financial Statements

Condensed Consolidated Cash Flow Statement – unaudited

	For the six months ended 31st December, 2005 HK$'000	2004 HK$'000
Net cash from operating activities	**210,177**	181,564
Net cash from investing activities		
Dividends received	**325,903**	371,317
Interest received	**54,565**	21,635
Payment to acquire additional interests in subsidiaries	**(252,529)**	–
Other investing cash flows	**(19,507)**	(35,585)
	108,432	357,367
Net cash used in financing activities		
Dividends paid to shareholders	**(422,366)**	(337,903)
(Repayment to) advance from a fellow subsidiary	**(214,949)**	78,222
Other financing cash flows	**(16,147)**	41,747
	(653,462)	(217,934)
Net (decrease) increase in cash and cash equivalents	**(334,853)**	320,997
Cash and cash equivalents at beginning of the period	**2,746,167**	1,814,443
Cash and cash equivalents at end of the period	**2,411,314**	2,135,440
Analysis of balances of cash and cash equivalents		
Bank balances and cash	**2,450,802**	2,159,106
Bank overdrafts – unsecured	**(39,488)**	(23,666)
	2,411,314	2,135,440

Notes to the Condensed Interim Financial Statements (unaudited)

1 BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard 34 *Interim financial reporting* issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

2 PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost basis except for certain properties and financial instruments, which are measured at fair values or revalued amounts, as appropriate.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2005 except as described below.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations ("INTs") (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and the consolidated statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates have been changed. The changes in presentation have been applied retrospectively.

As disclosed in the financial statements for the year ended 30th June, 2005, the Group had elected to adopt early HKAS40 *Investment property* and HK(SIC) - Int 21 *Income taxes - Recovery of revalued non-depreciable assets*. In the current period, the Group has adopted, where relevant, all remaining new and revised HKFRSs that are currently in issue and effective for the financial year beginning on 1st July, 2005.

The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

Business combinations

In the current period, the Group has applied the transitional provisions of HKFRS 3 *Business combinations* to goodwill acquired in business combinations for which the agreement date was before 1st January, 2005. The principal effects of the application of the transitional provisions of HKFRS 3 to the Group are summarised below:

Notes to the Condensed Interim Financial Statements (unaudited)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

Business combinations (cont'd)

Goodwill

In previous periods, goodwill arising on acquisitions of associates prior to 1st January, 2005 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. With respect to goodwill previously included in interests in associates amounted to HK$1,272,158,000, the Group has continued amortising such goodwill till 30th June, 2005 and discontinued amortising such goodwill from 1st July, 2005 onwards and goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1st January, 2005 is measured at cost less accumulated impairment losses, if any, after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current period. Comparative figures for the six months ended 31st December, 2004 have not been restated.

Discount on acquisition (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions prior to 1st January, 2005 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. The Group has applied the relevant transitional provisions in HKFRS 3 and derecognised negative goodwill on 1st July, 2005 of HK$118,948,000 previously presented as a deduction from interests in associates, with a corresponding increase in retained profits as at 1st July, 2005.

Hotel properties

In previous periods, hotel properties of the Group are carried at revalued amount and no depreciation was provided on hotel properties held on leases of more than twenty years. It was the Group's practice to maintain its hotel properties in a continual state of sound repairs and maintenance. In the current period, the Group has applied HKAS 16 *Property, plant and equipment*. HKAS 16 requires the residual value of the hotel properties to be measured as the amount the Group would currently obtain from disposal of the hotel properties, after deducting the estimated costs of disposal, if the hotel properties were already of the age and in the condition expected at the end of their respective useful lives.

Upon application of HKAS 16 and Hong Kong Interpretation 2 *The appropriate policies for hotel properties*, the Group reviewed the residual values of its hotel properties, depreciation is provided on hotel properties and these changes are accounted for as a change in accounting policy in accordance with HKAS 8 *Accounting policies, changes in accounting estimates and errors*. In the meantime, deferred taxation relating to hotel properties has also been restated. Comparative figures have been restated (see Note 3 for the financial impact).

Notes to the Condensed Interim Financial Statements (unaudited)

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

Owner-occupied leasehold interest in land

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current period, the Group has applied HKAS 17 *Leases*. Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively (see Note 3 for the financial impact). Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment.

Financial instruments

In the current period, the Group has applied HKAS 32 *Financial instruments: Disclosure and presentation* and HKAS 39 *Financial instruments: Recognition and measurement*. HKAS 32 requires retrospective application. The application of HKAS 32 has had no material effect on the presentation of financial instruments in the financial statements of the Group. HKAS 39, which is effective for annual periods beginning on or after 1st January, 2005, generally does not permit to recognise, derecognise or measure financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 30th June, 2005, the Group classified and measured its debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 (SSAP 24). Under SSAP 24, investments in debt or equity securities are classified as "investment securities", "other investments" or "held-to-maturity investments" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealised gains or losses included in profit or loss. Held-to-maturity investments are carried at amortised cost less impairment losses (if any). From 1st July, 2005 onwards, the Group classifies and measures its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method.

On 1st July, 2005, the Group classified and measured its debt and equity securities in accordance with the requirements of HKAS 39.

Notes to the Condensed Interim Financial Statements (unaudited)

2 **PRINCIPAL ACCOUNTING POLICIES** (cont'd)

Financial instruments (cont'd)

Financial assets and financial liabilities other than debts and equity securities

From 1st July, 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss ("other financial liabilities")". Other financial liabilities are carried at amortised cost using the effective interest method.

The application of HKAS 39 has had no material effect on the results of the previous and current periods.

Interests in associates

During the period, the associates of the Group applied a number of new HKFRSs issued by the HKICPA that are effective for accounting periods beginning on or after 1st January, 2005, certain of which require retrospective application. Comparative figures had been restated (see Note 3 for the financial impact).

3 **SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES**

The effects of the changes in the accounting policies described in note 2 on the results for the current and prior period are as follows:

	For the six months ended 31st December, 2005				
	HK INT 2, HKAS 16 & HKAS 17	HKAS 40	HKAS INT 21	HKFRS 3	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Increase in depreciation and amortisation	**(4,239)**	–	–	–	**(4,239)**
Increase in fair value gain of investment properties	–	**674,662**	–	–	**674,662**
Increase (decrease) in share of results of associates	**5,107**	**309,580**	**(54,005)**	**(714)**	**259,968**
Decrease in amortisation of goodwill	–	–	–	**30,422**	**30,422**
Decrease in negative goodwill released to income	–	–	–	**(4,313)**	**(4,313)**
Decrease (increase) in deferred tax	**448**	–	**(77,589)**	–	**(77,141)**
Increase (decrease) in profit	**1,316**	**984,242**	**(131,594)**	**25,395**	**879,359**

Notes to the Condensed Interim Financial Statements (unaudited)

3 SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES (cont'd)

	For the six months ended 31st December, 2004			
	HK INT 2, HKAS 16 & HKAS 17 HK$'000	HKAS 40 HK$'000	HKAS INT 21 HK$'000	Total HK$'000
Increase in depreciation and amortisation	(4,239)	–	–	(4,239)
Increase (decrease) in share of results of associates	4,999	94,210	(15,594)	83,615
Decrease in deferred tax	448	–	–	448
Increase (decrease) in profit	1,208	94,210	(15,594)	79,824

The cumulative effects of the application of the new HKFRSs as at 30th June, 2005 and 1st July, 2005 are summarised below:

	At 30th June, 2005 (originally stated) HK$'000	HKAS 1 HK$'000	HK INT 2, HKAS 16 & HKAS 17 HK$'000	At 30th June, 2005 (restated) HK$'000	HKAS 39 HK$'000	HKFRS 3 HK$'000	At 1st July, 2005 (restated) HK$'000
Property, plant and equipment	1,835,530	–	(588,297)	1,247,233	–	–	1,247,233
Prepaid lease payments	–	–	82,241	82,241	–	–	82,241
Interests in associates	14,556,825	–	(841,151)	13,715,674	–	118,948	13,834,622
Investments in securities	241,640	–	–	241,640	(241,640)	–	–
Held-to-maturity investments	–	–	–	–	11,465	–	11,465
Available-for-sale investments	–	–	–	–	230,175	–	230,175
Deferred tax liabilities	(565,828)	–	11,099	(554,729)	–	–	(554,729)
Total effects on assets and liabilities		–	(1,336,108)		–	118,948	
Property valuation reserve	1,313,787	–	(1,313,787)	–	–	–	–
Retained profits	14,381,179	–	(22,321)	14,358,858	–	118,948	14,477,806
Minority interests	–	744,759	–	744,759	–	–	744,759
Total effects on equity		744,759	(1,336,108)		–	118,948	
Minority interests	744,759	(744,759)	–	–	–	–	–

Notes to the Condensed Interim Financial Statements (unaudited)

3 SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES (cont'd)

The financial effects of the application of the new HKFRSs to the Group's equity at 1st July, 2004 are summarised as follows:

	As originally stated HK$'000	HK INT 2, HKAS 16 & HKAS 17 HK$'000	As restated HK$'000
Property revaluation reserve	1,293,987	(1,293,987)	–
Retained profits	11,664,871	(24,811)	11,640,060

At the date of authorisation of this financial report, the Group has not early applied the following new HKFRSs that have been issued but are not yet effective. The Group anticipate that the application of these standards or interpretations will have no material impact on the financial report of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 4	Determining whether an arrangement contains a lease[2]
HK(IFRIC) – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market - waste electrical and electronic equipment[3]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 *Financial Reporting in Hyperinflationary Economies*[4]

1 Effective for annual periods beginning on or after 1st January, 2007.
2 Effective for annual periods beginning on or after 1st January, 2006.
3 Effective for annual periods beginning on or after 1st December, 2005.
4 Effective for annual periods beginning on or after 1st March, 2006.

Notes to the Condensed Interim Financial Statements (unaudited)

4 SEGMENTAL INFORMATION

Business segments

The business upon which the Group reports its primary segment information is as follows:

Property leasing	–	property rental
Hotel operation	–	hotel operations and management
Department store	–	department store operations and management
Infrastructure	–	infrastructure project investment
Others	–	investment holding, sale of properties, provision of cleaning and security guard services, retail business and provision of information technology services

Segment information about these businesses is presented below:

For the six months ended 31st December, 2005

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
INCOME AND RESULTS							
Turnover	311,238	47,014	71,116	92,368	89,562	-	611,298
Other income	1,967	60	772	573	2,425	-	5,797
External income	313,205	47,074	71,888	92,941	91,987	-	617,095
Inter-segment income	21,363	-	3	-	3,071	(24,437)	-
Total income	334,568	47,074	71,891	92,941	95,058	(24,437)	617,095

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment results	195,377	6,293	5,544	51,695	(9,497)	-	249,412
Interest income	2	-	-	5,379	49,039	-	54,420
Fair value gain of investment properties	674,662	-	-	-	-	-	674,662
Impairment loss on goodwill arising from acquisition of subsidiaries	-	-	-	-	(161,846)	-	(161,846)
Write back of allowance for completed properties of sale	-	-	-	-	14,227	-	14,227
Unallocated corporate expenses							(12,512)
Finance costs							(6,136)
Share of results of associates							1,094,611
Profit before taxation							1,906,838
Taxation							(97,824)
Profit for the period							1,809,014

Notes to the Condensed Interim Financial Statements (unaudited)

4 SEGMENTAL INFORMATION (cont'd)

Business segments (cont'd)

For the six months ended 31st December, 2004

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated (restated) HK$'000
INCOME AND RESULTS							
Turnover	296,143	60,470	64,800	152,851	124,697	-	698,961
Other income	2,986	-	755	979	1,757	-	6,477
External income	299,129	60,470	65,555	153,830	126,454	-	705,438
Inter-segment income	26,283	-	-	-	1,452	(27,735)	-
Total income	325,412	60,470	65,555	153,830	127,906	(27,735)	705,438

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated (restated) HK$'000
Segment results	177,581	7,435	4,429	107,243	(2,144)	-	294,544
Interest income	22	-	-	5,453	15,316	-	20,791
Unrealised holding gain on investments in securities	-	-	-	-	24,056	-	24,056
Unallocated corporate expenses							(15,214)
Finance costs							(6,902)
Share of results of associates							742,487
Amortisation of goodwill							(30,422)
Negative goodwill released to income							4,313
Profit before taxation							1,033,653
Taxation							(45,627)
Profit for the period							988,026

Notes to the Condensed Interim Financial Statements (unaudited)

4 **SEGMENTAL INFORMATION** (cont'd)

Geographical segments

The Group's property leasing, hotel operation, department store operation, investment holding, sale of properties, cleaning and security guard services, retail business and information technology services are carried out in Hong Kong. Infrastructure is carried out in other regions of the People's Republic of China ("PRC").

The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods/services:

For the six months ended 31st December, 2005

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	**518,930**	**92,368**	**611,298**
Other income	**5,224**	**573**	**5,797**
External income	**524,154**	**92,941**	**617,095**

For the six months ended 31st December, 2004

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	546,110	152,851	698,961
Other income	5,498	979	6,477
External income	551,608	153,830	705,438

5 **IMPAIRMENT LOSS ON GOODWILL ARISING FROM ACQUISITION OF SUBSIDIARIES**

After assessing the prospects of the various business segments of Henderson Cyber Limited ("Henderson Cyber"), a subsidiary of the Company, Henderson Land Development Company Limited, an intermediate holding company of the Company, The Hong Kong and China Gas Company Limited ("Hong Kong China Gas"), an associate of the Company, Henderson Cyber and the Company jointly announced in August 2005 the privatisation of Henderson Cyber by Hong Kong China Gas and the Company, involving the cancellation and extinguishments of the relevant shares of Henderson Cyber at a price of HK$0.42 in cash per share. The privatisation became effective on 8th December, 2005. In view of the cash flow forecast and the expected synergies of the privatisation of Henderson Cyber, the directors considered that the goodwill arising on the extinguishments of the relevant shares of Henderson Cyber by acquisition of additional interest in Henderson Cyber by the Company amounting to HK$161,846,000 was proved to be impaired.

Notes to the Condensed Interim Financial Statements (unaudited)

6 FINANCE COSTS

	For the six months ended 31st December, 2005 HK$'000	2004 HK$'000
Interest on:		
Bank loans and overdrafts wholly repayable within five years	**5,867**	5,917
Finance leases	**10**	–
Other borrowings	**259**	985
	6,136	6,902

7 PROFIT BEFORE TAXATION

	For the six months ended 31st December, 2005 HK$'000	2004 (restated) HK$'000
Profit before taxation have been arrived at after charging:		
Amortisation of prepaid lease payments	**840**	840
Cost of inventories recognised as an expense	**64,432**	60,788
Cost of properties recognised as an expense	**2,379**	283
Depreciation and amortisation	**43,780**	45,154
Staff costs	**100,273**	128,049
Share of tax of associates (included in share of results of associates)	**142,165**	158,696

Notes to the Condensed Interim Financial Statements (unaudited)

8 TAXATION

	For the six months ended 31st December, 2005 HK$'000	2004 (restated) HK$'000
The charges comprises:		
Current tax		
– Hong Kong	**30,679**	28,987
– Other regions in the PRC	**8,668**	16,354
	39,347	45,341
Overprovision in prior years – Hong Kong	**(17,519)**	(11)
Deferred tax		
– Current period	**88,800**	297
– Overprovision in prior years	**(12,804)**	–
	75,996	297
	97,824	45,627

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for both periods.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

9 DIVIDENDS

	For the six months ended 31st December, 2005 HK$'000	2004 HK$'000
Interim dividend of HK$0.13 per share (For the six months ended 31st December, 2004: HK$0.13 per share)	**366,253**	366,253

Notes to the Condensed Interim Financial Statements (unaudited)

10 EARNINGS PER SHARE

The calculation of earnings per share attributable to the ordinary equity holders of the Company is based on the net profit for the period of HK$1,802,054,000 (For the six months ended 31st December, 2004: HK$947,676,000, restated) and on 2,817,327,395 (At 31st December, 2004: 2,817,327,395) ordinary shares in issue during the period. Diluted earnings per share is not shown as there were no dilutive potential shares in existence during the six months ended 31st December, 2005 and 31st December, 2004.

The adjustment to comparative basic earnings per share, arising from the changes in accounting policies shown in note 2 above, is as follows:

	Basic HK$
Reconciliation of 2004 earnings per share:	
Reported figures before adjustments	0.31
Adjustment arising from change of accounting policy	0.03
Restated	0.34

11 INVESTMENT PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

The Group's investment properties were fair-valued on 31st December, 2005 by an independent firm of professional surveyors, Messrs. DTZ Debenham Tie Leung Limited, on an open market value basis. The resulting increase in fair value of investment properties of HK$674,662,000 has been recognised in the condensed consolidated income statement.

During the period, the Group had acquired investment properties, property, plant and equipment of HK$18,366,000.

The Group's toll highway operation rights of HK$544,250,000 (At 30th June, 2005: HK$561,595,000) are pledged as securities for certain bank loans.

Notes to the Condensed Interim Financial Statements (unaudited)

12 DEBTORS, DEPOSITS AND PREPAYMENTS

The Group maintains a defined credit policy. Consideration in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by tenants. In respect of retailing, most of transactions are being on cash basis. Other trade debtors settle their accounts according to the payment terms as stated in contracts. An aged analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The aged analysis of trade debtors (net of allowances for bad debts) is as follows:

	At 31st December, 2005 HK$'000	At 30th June, 2005 HK$'000
Under 1 month overdue	**27,863**	114,938
1 to 3 months overdue	**34,731**	16,419
More than 3 months overdue but less than 6 months overdue	**50,910**	4,413
Over 6 months overdue	**73,981**	32,391
	187,485	168,161
Prepayment, deposits and other receivables – current portion	**122,175**	180,627
	309,660	348,788
Prepayment, deposits and other receivables – non-current portion	**124,997**	132,863
	434,657	481,651

At 31st December, 2005, included in debtors, deposits and prepayments, other receivables was an amount of HK$140,432,000 (At 30th June, 2005: HK$155,393,000) which represented the discounted instalment receivables in the future arising from the disposal of toll bridges in 2004, out of which, HK$15,435,000 (At 30th June, 2005: HK$22,530,000) was classified as current assets.

Notes to the Condensed Interim Financial Statements (unaudited)

13 CREDITORS AND ACCRUED EXPENSES

The aged analysis of trade payables of the Group included in creditors and accrued expenses by due date is as follows:

	At 31st December, 2005 HK$'000	At 30th June, 2005 HK$'000
Due within 1 month or on demand	**153,225**	123,507
Due after 1 month but within 3 months	**40,789**	42,982
Due after 3 months but within 6 months	**3,051**	3,318
Due after 6 months	**6,266**	7,930
	203,331	177,737
Rental deposits and other payables – current portion	**74,052**	72,063
	277,383	249,800
Rental deposits and other payables – non-current portion	**40,065**	31,017
Total creditors and accrued expenses	**317,448**	280,817

14 SHARE CAPITAL

	Number of shares At 31st December, 2005 and 30th June, 2005	Share capital At 31st December, 2005 and 30th June, 2005 HK$'000
Authorised:		
Ordinary shares of HK$0.20 each	**3,600,000,000**	**720,000**
Issued and fully paid:		
Ordinary shares of HK$0.20 each	**2,817,327,395**	**563,466**

15 PLEDGED BANK DEPOSITS/BANK BALANCES AND CASH

Of the pledged bank deposits and bank balances and cash items, a total sum being the equivalent of HK$139,785,000 (At 30th June, 2005: HK$110,788,000) was kept in other regions of the PRC and is subject to exchange control regulations.

Notes to the Condensed Interim Financial Statements (unaudited)

16 CAPITAL COMMITMENTS

	At 31st December, 2005 HK$'000	At 30th June, 2005 HK$'000
Contracted commitments for acquisition of property, plant and equipment and for property development and renovation expenditure	**14,578**	21,070
Contracted commitments for system development costs	**28**	269

17 OPERATING LEASE COMMITMENTS

The Group as lessee

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	At 31st December, 2005 HK$'000	At 30th June, 2005 HK$'000
Not later than one year	**16,177**	22,273
Later than one year and not later than five years	**15,905**	15,281
Later than five years	**1,142**	–
	33,224	37,554

Operating lease commitments represent rentals payable by the Group for retail shopping centre, telecommunication network facilities and certain of its office premises. The leases for retail shopping centre and office premises are negotiated for terms of six months to ten years at fixed rental. Some of leases for telecommunications network facilities are with no specific terms while the remaining leases typically run for an initial period of three months to four years, with an option to renew the lease upon the expiry of the initial lease term. None of the leases for telecommunication network facilities includes contingent rentals.

18 RELATED PARTY TRANSACTIONS

During the period, the Group entered into the following significant transactions with fellow subsidiaries:

	For the six months ended 31st December, 2005 HK$'000	2004 HK$'000
Building management fee paid	**3,067**	27,669
Interest expenses	**259**	184
Rental expenses	**44,311**	41,276
Security guard service income	**–**	27,984

Compensation of key management personnel

Except for certain of the directors and key management personnel received their remuneration from the Company's intermediate holding company for their services provided to the Group headed by the intermediate holding company of which the Company is a member, no remuneration was paid to other directors and key management personnel of the Company. No apportionment has been made as the directors are of the opinion that it is impracticable to apportion this amount between their services to the Company's intermediate holding company and each of that company's subsidiaries.

Financial Review

REVIEW OF RESULTS

During the six-month period which ended on 31st December, 2005, the Group's turnover amounted to approximately HK$611 million, representing a decrease of 12.5% over that recorded in the corresponding period of the previous financial year. Profit attributable to shareholders of the Company amounted to approximately HK$1,802 million in the period under review, representing an increase of 90% over the restated profit of HK$948 million (previously stated as HK$868 million) which was recorded in the corresponding period of the previous financial year. As from the financial year under review, the Group has started to adopt Hong Kong Accounting Standard 16 "Property, Plant and Equipment" ("HKAS 16"), Hong Kong Accounting Standard 17 "Leases" ("HKAS 17"), Hong Kong Accounting Standard 39 "Financial Instruments: Recognition and Measurement" ("HKAS 39") and HK Interpretation 2 "The Appropriate Accounting Policies for Hotel Properties" ("HK Int 2"), which all had their respective effects on the interim results of the Group and also led to the above-mentioned restatement of profit for the previous financial year. The Group's attributable profit excluding the impact of adopting Hong Kong Accounting Standard 40 "Investment Property" ("HKAS 40") and HK (SIC) Interpretation 21 "Income taxes - recovery of revalued non-depreciable assets" ("HK (SIC) Int 21") on investment properties and income taxes amounted to HK$946 million, representing an increase of 12% over the restated figure of HK$846 million in the corresponding period of the previous financial year.

The Group's total income generated from property rental during the period under review amounted to approximately HK$335 million, showing an increase of 3% over that recorded in the corresponding period of the previous financial year under improving local economic conditions. Profit contribution from this business segment increased by 10% to approximately HK$195 million in the interim period under review.

Subsidiaries of the Group recorded HK$675 million in respect of fair value gain of investment properties during the financial period under review (corresponding period in FY2004 restated: nil) as a result of the adoption of HKAS 40.

During the six-month period which ended on 31st December, 2005, the hotel operation of the Group recorded a profit of approximately HK$6.3 million as compared to a profit of approximately HK$7.4 million registered in the corresponding period of the previous financial year. Also, the Group's department store operation benefited from increased local consumer spending and reported satisfactory growth in profit.

The Group's segmental result from its investment in infrastructure projects in Mainland China, mainly operated under China Investment Group Limited, amounted to approximately HK$52 million as compared to HK$107 million recorded for the corresponding period of the previous financial year mainly due to reduced traffic volume of a toll bridge in Hangzhou as a result of repair and maintenance worked in progress.

The segment of other activities of the Group, which mainly include securities investment, information technology and security services business, registered a combined loss of approximately HK$9.5 million in the interim period under review as compared to a loss of HK$2.1 million which was recorded in the corresponding period of the previous financial year due to increased loss from information technology services and reduced income from security services.

Share of results of associates net of taxation of the Group, which was mainly represented by contributions from the Group's investment in the three listed associates, amounted to approximately HK$1,095 million as compared to the restated HK$742 million recorded in the corresponding period of the previous financial year. Such share of profits less losses figures include HK$313 million in respect of increase in fair value of investment properties (corresponding period in FY2004 restated: HK$119 million) as a result of the adoption of HKAS 40 by the associates of the Group. The total profit net of taxation attributed to the three listed associates amounted to HK$1,010 million during the period under review as compared to the restated HK$670 million recorded in the corresponding period of the previous financial year. Such share of profits less losses figures include HK$223 million in respect of increase in fair value of investment properties (corresponding period in FY2004 restated: HK$119 million) as a result of the adoption of HKAS 40 by the three listed associates.

Other Information

REVOLVING CREDIT AGREEMENT WITH COVENANTS OF THE CONTROLLING SHAREHOLDERS

As disclosed in the Company's announcement dated 17th September, 2004, a wholly-owned subsidiary of Henderson Land Development Company Limited ("HL") and a wholly-owned subsidiary of the Company, as several borrowers, have obtained a HK$10,000,000,000 revolving credit facility that consists of a 5-year and a 7-year tranche in equal amount (the "Facility") from a syndicate of banks under the respective several guarantees given by HL and the Company.

In connection with the Facility, it will be an event of default if HL ceases to own and control at least 51% of the issued equity share capital of the Company or if either the Company or HL ceases to be ultimately controlled by Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them or any trust in which Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them are beneficiaries. If any event of default occurs, the Facility may become due and payable on demand.

REVIEW OF INTERIM RESULTS

The unaudited interim results for the six months ended 31st December, 2005 have been reviewed by the auditors of the Company, Messrs. Deloitte Touche Tohmatsu, the report of which is included on page 36.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period under review, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

AUDIT COMMITTEE

The Audit Committee met in March 2006 and reviewed the systems of internal control and compliance and the interim report for the period ended 31st December, 2005.

CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 31st December, 2005, the Company has complied with the Code on Corporate Governance Practices (the "CGP Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that the roles of the chairman and the chief executive officer of the Company are not separate under code provision A.2.1 of the CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirmed that all Directors have complied with the required standard as set out in the Model Code.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 22nd March, 2006

As at the date of this report, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Disclosure of Interests

DIRECTORS' INTERESTS IN SHARES

As at 31st December, 2005, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares (unless otherwise specified)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Investment Limited	Lee Shau Kee	1	34,779,936		2,075,859,007		2,110,638,943	74.92
	Lee Ka Kit	1				2,075,859,007	2,075,859,007	73.68
	Lee Ka Shing	1				2,075,859,007	2,075,859,007	73.68
	Li Ning	1		2,075,859,007			2,075,859,007	73.68
	Lee Tat Man	2	6,666				6,666	0.00
	Lee King Yue	3	1,001,739				1,001,739	0.04
	Ho Wing Fun	4	1,100				1,100	0.00
Henderson Land Development Company Limited	Lee Shau Kee	5			1,122,938,300		1,122,938,300	61.88
	Lee Ka Kit	5				1,122,938,300	1,122,938,300	61.88
	Lee Ka Shing	5				1,122,938,300	1,122,938,300	61.88
	Li Ning	5		1,122,938,300			1,122,938,300	61.88
	Lee Tat Man	6	498,000				498,000	0.03
	Lee King Yue	7	42,900		19,800		62,700	0.00
	Ho Wing Fun	8	100				100	0.00
	Lau Chi Keung	9	2,200				2,200	0.00
	Woo Ka Biu, Jackson	10		2,000			2,000	0.00
The Hong Kong and China Gas Company Limited	Lee Shau Kee	11	3,226,174		2,157,017,776		2,160,243,950	39.21
	Lee Ka Kit	11				2,157,017,776	2,157,017,776	39.16
	Lee Ka Shing	11				2,157,017,776	2,157,017,776	39.16
	Li Ning	11		2,157,017,776			2,157,017,776	39.16

Ordinary Shares (unless otherwise specified) (Cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Hong Kong Ferry (Holdings) Company Limited	Lee Shau Kee	12	7,799,220		111,636,090		119,435,310	33.52
	Lee Ka Kit	12				111,636,090	111,636,090	31.33
	Lee Ka Shing	12				111,636,090	111,636,090	31.33
	Li Ning	12		111,636,090			111,636,090	31.33
	Lam Ko Yin, Colin	13	150,000				150,000	0.04
	Leung Hay Man	14	2,250				2,250	0.00
Miramar Hotel and Investment Company, Limited	Lee Shau Kee	15			255,188,250		255,188,250	44.21
	Lee Ka Kit	15				255,188,250	255,188,250	44.21
	Lee Ka Shing	15				255,188,250	255,188,250	44.21
	Li Ning	15		255,188,250			255,188,250	44.21
	Woo Po Shing	16	2,705,000		2,455,000		5,160,000	0.89

Ordinary Shares (unless otherwise specified) (Cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Development Limited	Lee Shau Kee	17			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	18			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	19	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	17				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	18				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	19				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	17				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	18				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	19				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	17		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	18		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	19		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00

Ordinary Shares (unless otherwise specified) (Cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
China Investment Group Limited	Woo Ka Biu, Jackson	20			16,000		16,000	5.33
Drinkwater Investment Limited	Leung Hay Man	21			5,000		5,000	4.49
	Woo Po Shing	22			3,250		3,250	2.92
Henfield Properties Limited	Lee Ka Kit	23			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	24			100		100	100.00
	Lee Ka Kit	24				100	100	100.00
	Lee Ka Shing	24				100	100	100.00
	Li Ning	24		100			100	100.00
Pettystar Investment Limited	Lee Shau Kee	25			3,240		3,240	80.00
	Lee Ka Kit	25				3,240	3,240	80.00
	Lee Ka Shing	25				3,240	3,240	80.00
	Li Ning	25		3,240			3,240	80.00
Shellson International Limited	Lee Ka Kit	26			25	75	100	100.00

Save as disclosed above, none of the Directors or Chief Executive of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or its associated corporations as defined in the SFO.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

At no time during the period ended 31st December, 2005 was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS' AND OTHERS' INTERESTS

As at 31st December, 2005, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited (Note 1)	2,075,859,007	73.68
Riddick (Cayman) Limited (Note 1)	2,075,859,007	73.68
Hopkins (Cayman) Limited (Note 1)	2,075,859,007	73.68
Henderson Development Limited (Note 1)	2,070,243,859	73.48
Henderson Land Development Company Limited (Note 1)	2,070,243,859	73.48
Kingslee S.A. (Note 1)	2,070,243,859	73.48
Banshing Investment Limited (Note 1)	802,854,200	28.50
Markshing Investment Limited (Note 1)	602,168,418	21.37
Covite Investment Limited (Note 1)	363,328,900	12.90
Person other than Substantial Shareholders:		
Gainwise Investment Limited (Note 1)	217,250,000	7.71

Notes:

1 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and the remaining 2,075,859,007 shares, (i) 802,854,200 shares, 602,168,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which was 100% held by Henderson Land Development Company Limited ("HL") which in turn was 61.87% held by Henderson Development Limited ("HD"); and (ii) 5,615,148 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the Securities and Futures Ordinance ("SFO"). As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

2 Mr. Lee Tat Man was the beneficial owner of these shares.

3 Mr. Lee King Yue was the beneficial owner of these shares.

4 Mr. Ho Wing Fun was the beneficial owner of these shares.

5 Of these shares, (i) 570,743,800 shares were owned by HD; (ii) 7,962,100 shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of HD; (iii) 145,090,000 shares were owned by Cameron Enterprise Inc.; 222,045,300 shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 37.62 % held by Henderson Investment Limited ("HI"). HI was 73.48% held by HL which in turn was 61.87% held by HD; and (v) 192,500 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in China Gas, HD and Fu Sang as set out in Notes 1 and 11 and HL by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

6 Mr. Lee Tat Man was the beneficial owner of these shares.

7 Of these shares, Mr. Lee King Yue was the beneficial owner of 42,900 shares, and the remaining 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.

8 Mr. Ho Wing Fun was the beneficial owner of these shares.

9 Mr. Lau Chi Keung was the beneficial owner of these shares.

10 These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.

11 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 3,226,174 shares, and for the remaining 2,157,017,776 shares, (i) 1,159,024,597 shares and 484,225,002 shares were respectively owned by Disralei Investment Limited and Medley Investment Limited, both of which were wholly-owned subsidiaries of Timpani Investments Limited which was 100% held by HI; (ii) 429,321,946 shares were owned by Macrostar Investment Limited, a wholly-owned subsidiary of HI; (iii) 3,966,472 shares were owned by Boldwin Enterprises Limited, a wholly-owned subsidiary of Yamina Investment Limited which was 100% held by HD; and (iv) 80,479,759 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HI, HD and Fu Sang as set out in Note 1 and China Gas by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

12 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,799,220 shares, and for the remaining 111,636,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by HI; and (ii) 41,436,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 1 and Hong Kong Ferry (Holdings) Company Limited by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

13 Mr. Lam Ko Yin, Colin was the beneficial owner of these shares.

14 Mr. Leung Hay Man was the beneficial owner of these shares.

15 Of these shares, 100,612,750 shares, 79,121,500 shares and 75,454,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which were wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 1 and Miramar Hotel and Investment Company, Limited ("Miramar") by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

16 Of these shares, Sir Po-shing Woo was the beneficial owner of 2,705,000 shares, and the remaining 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Sir Po-shing Woo.

17 These shares were held by Hopkins as trustee of the Unit Trust.

18 These shares were held by Hopkins as trustee of the Unit Trust.

19 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and the remaining 15,000,000 shares were owned by Fu Sang.

20 These shares were held by Pearl Assets Limited which was 60% owned by Mr. Woo Ka Biu, Jackson.

21 These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

22 These shares were held by Coningham Investment Inc. which was owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

23 Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by Henderson China Holdings Limited ("HC"), an indirect wholly-owned subsidiary of HL.

24 Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

25 Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

26 Of these shares, (i) 25 shares were owned by Shine King International Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 75 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

Deloitte.
德勤

INDEPENDENT REVIEW REPORT
TO THE BOARD OF DIRECTORS OF HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 5 to 24.

DIRECTORS' RESPONSIBILITIES

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 31st December, 2005.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
22nd March, 2006

2005/06

恒基兆業發展有限公司

中期業績及股息

董事局宣佈本集團截至二零零五年十二月三十一日止六個月內，未經審核除稅項及少數股東權益後之綜合盈利為港幣十八億零二百萬元，每股盈利為港幣六角四仙，此盈利數字包括投資物業重估盈餘(經扣除遞延稅項)港幣八億五千六百萬元。與去年同期重列後之綜合盈利比較，增加港幣八億五千四百萬元或百分之九十。

若撇除扣減遞延稅項後之投資物業重估盈餘，期內基本純利為港幣九億四千六百萬元，較去年同期重列後之基本純利港幣八億四千六百萬元增加港幣一億元。每股基本盈利為港幣三角四仙，較去年同期增加百分之十二。

董事局宣佈派發中期股息，每股港幣一角三仙，給予二零零六年四月二十六日登記在公司股東名冊內之股東。

截止過戶日期

本公司將於二零零六年四月二十四日(星期一)至二零零六年四月二十六日(星期三)(首尾兩天包括在內)，暫停辦理股票登記及過戶手續。為確保享有中期股息之權利，所有股份過戶文件連同有關股票，最遲須於二零零六年四月二十一日(星期五)下午四時前，送達香港灣仔皇后大道東28號金鐘匯中心26樓本公司之股份登記及過戶處標準証券登記有限公司辦理過戶手續。股息單將於二零零六年四月二十七日(星期四)寄送各股東。

管理層討論及分析

業務回顧

出租物業

香港物業租賃市場漸見復甦，集團於期內租金總收入為港幣三億三千五百萬元，較去年同期增長百分之三。於半年結日，集團所佔出租物業樓面共約一百九十萬平方呎，平均出租率達百分之九十四高水平。

酒店及百貨業務

去年下半年香港迪士尼樂園正式開幕及成功舉辦世界貿易組織部長級會議，令訪港旅客人數持續上升。但由於本港的酒店房間供應量有所遞增，市場競爭增加。期內，香港麗東酒店及九龍麗東酒店平均入住率雖較去年同期輕微下跌，但平均房租則有顯著增長。旗下千色店百貨業務受惠於本港市民消費意欲轉強，加上國內放寬居民來港自由行，期內的營業額比去年同期有所增加。

其他投資

集團持有「中國投資集團有限公司」百分之六十四權益，並以此在國內合資經營收費橋樑及公路，期內由於杭州錢江三橋進行維修，該集團來自基建業務的營業額較去年同期比較大幅減退百分之四十。集團持有78.69%權益之恒基數碼科技有限公司，提供「名氣佳」寬頻上網、商品銷售、數據中心及智能大廈等服務。

聯營公司

香港中華煤氣有限公司 截至二零零五年十二月三十一日止財政年度之股東應佔稅後溢利為港幣五十二億八千一百萬元。截至二零零五年底，客戶數目達1,597,273戶，較上年度增加34,995戶。該集團於二零零六年初所落實之陝西省西安市管道燃氣合資項目，為該集團至今在內地投資額最大之燃氣項目，並為開發經濟發展迅速之大西北地區這龐大市場奠定基礎。連同此新增項目，該集團至今已在內地不同地區取得了31個城市之管道燃氣合資項目。此外，該集團於二零零五年成功開拓內地水務業務，並取得了三個水務合資項目。

在本港，煤氣供應網絡亦不斷擴展。隨著接駁至位於大嶼山竹篙灣香港迪士尼樂園之工程於去年完成，該集團現於新界東鋪設高壓輸氣管道，工程進展一直良好。此外，為從廣東引進天然氣，該集團現正鋪設一對海底管道，連接深圳秤頭角和香港之大埔煤氣廠，預期於二零零六年第四季將有天然氣供港，並取代部分石腦油作為煤氣生產原料。於物業發展方面，該集團所持有15.79%權益（於二零零五年底為15%）之國際金融中心以及50%權益之嘉亨灣均於期內圓滿落成。至於座落於原馬頭角南廠之翔龍灣，現正興建五幢住宅樓宇，連同商場總樓面面積約一百一十一萬平方呎。預期該項目將於二零零六年底落成。

香港小輪（集團）有限公司 截至二零零五年十二月三十一日止財政年度，除稅後綜合溢利為港幣二億四千三百萬元，較二零零四年度減少百分之二十六。該集團年內售出「港灣豪庭」住宅單位約三百五十個，總值約為港幣四億二千萬元，共帶來約港幣一億九千二百萬元之溢利。而港灣豪庭廣場則錄得租金收入達港幣一千五百五十萬元。按已簽訂之租約計，租出率為百分之九十六。另大角咀道222號地盤之地基工程經已完成，上蓋之建築進度良好。上址將發展成為商住物業，可建總樓面約三十二萬平方呎，計劃於二零零八年底完成。塘尾道43至51A號之發展項目，建築大致完成，預期於二零零六年上半年開售。油塘草園街6號地盤之拆卸工程已經完成，建築工程預期於二零零六年下半年展開。上址將發展成商住物業，可建總樓面約十六萬五千平方呎。燃油價格之大幅提升導致渡輪、船廠及相關業務錄得約港幣四百萬元之虧損，酒店及旅遊業務亦轉盈為虧，錄得港幣二百六十萬元之虧損。預期出售物業之收益及商場之租金收入，仍為該集團來年之主要收入。

2005/06

美麗華酒店企業有限公司 截至二零零五年九月三十日止六個月之上半年度未經審核股東應佔溢利約為港幣三億二千八百萬元，較去年同期重列之溢利上升百分之一百一十五。其中港幣一億七千九百萬元是按香港會計師公會對投資物業及酒店物業之新會計政策而有所增長。期內由於香港經濟持續向好，主要市場之消費意欲逐步提升，商務及消閒旅遊需求亦隨之擴大。美麗華酒店之平均入住率達百分之八十八，平均房價增長接近兩成，盈利表現令人滿意。美麗華商場及酒店商場之平均出租率均達百分之八十七，租金收入較去年同期有所提升。期內商場透過重整租戶組合，從而提升檔次，當中涉及樓面面積約六萬平方呎，其平均租金較前增加約百分之四十七。期內，寫字樓平均出租率超過百分之九十五。該集團位於加州彼沙郡之土地，期內售出約二十畝商業用地（去年同期售出約十六畝商業用地及二百八十幅住宅用地），為該集團帶來收益。此外，餐飲業務之整體業績表現平穩，而旅遊業務之整體收入較去年同期有所微升。

私有化計劃

恒基數碼

本公司、恒基地產、香港中華煤氣及恒基數碼於二零零五年八月聯合公佈本公司及香港中華煤氣以協議安排方式私有化恒基數碼之建議，包括以註銷價現金每股計劃股份港幣0.42元取消及註銷恒基數碼之計劃股份。該計劃獲出席法庭會議投票之99.96%獨立股東以大比數通過。該計劃於二零零五年十二月已正式生效，並於香港聯合交易所有限公司之創業板撤銷上市地位。私有化後，本公司持有恒基數碼之股份權益增至78.69%，本公司支付註銷價總額為港幣二億五千二百五十三萬元。

本公司

恒基地產曾於二零零二年十一月宣佈以註銷價現金每股計劃股份港幣7.6元，私有化本公司，根據「公司收購、合併及股份購回守則」，條件之一為反對該建議之持股量不得多於獨立少數股東所持有之全部本公司股份之10%（「10%上限」）。於二零零三年一月二日召開之法院指令會議上，該私有化計劃雖然得到出席會議投票達85.6%獨立少數股東投票贊成，惟因反對之持股量剛超過10%上限，所以該私有化計劃宣告失效。

於二零零五年十一月，恒基地產再度建議私有化本公司。誠如二零零五年十二月所宣佈，註銷代價增至以每1股恒基地產股份換取2.5股本公司股份。於二零零六年一月二十日召開之法院指令會議上，是次私有化建議雖然得到出席會議投票達85.7%獨立少數股東投票贊成，惟因反對之持股量仍剛超過10%上限，所以是次私有化計劃亦宣告失效。

展望

受惠於《內地與香港更緊密經貿關係安排》，香港已成為進入亞太地區及內地市場之雙向平台，海外及內地公司及投資者刺激寫字樓需求增加，故集團預計來年寫字樓租金及出租率繼續表現理想。

集團的出租商場物業均座落於市中心或人流暢旺之新市鎮，位置優越。由於本地就業情況改善令消費信心增強，加上國內放寬居民來港自由行，零售市道復甦，帶動集團旗下商舖租金繼續調升。為確保租戶能長期享有競爭優勢，集團將定期舉辦宣傳活動，對物業進行翻新工程，並重整租戶組合，以提升租金收益。

至於酒店業務方面，由於全球市場經濟整體表現良好，而本港多個大型旅遊項目陸續啟用，加上「自由行」措施進一步延伸，估計訪港旅客可持續增加，酒店業務穩中向好。

本集團租金及上市聯營公司經常性收益，均有穩定增長，如無不可預見之因素下，集團本年度業績將有令人滿意之表現。

簡明中期財務報表

綜合收益表(未經審核)

	附註	截至十二月三十一日止六個月 二零零五年 港幣千元	二零零四年 (重列) 港幣千元
營業額	四	**611,298**	698,961
直接成本		**(264,361)**	(309,185)
		346,937	389,776
其他收入		**60,217**	27,268
持有未實現盈利之證券投資		**–**	24,056
投資物業之公平價值收益		**674,662**	–
回購附屬公司產生之商譽減值	五	**(161,846)**	–
待出售已建成物業減值撤回		**14,227**	–
分銷費用		**(28,869)**	(28,872)
行政費用		**(86,965)**	(88,051)
財務費用	六	**(6,136)**	(6,902)
應佔聯營公司業績		**1,094,611**	742,487
商譽攤銷		**–**	(30,422)
負商譽釋放至收益		**–**	4,313
除稅項前溢利	七	**1,906,838**	1,033,653
稅項	八	**(97,824)**	(45,627)
本期溢利		**1,809,014**	988,026
應佔:			
本公司股權持有人		**1,802,054**	947,676
少數股東權益		**6,960**	40,350
		1,809,014	988,026
股息	九	**366,253**	366,253
每股盈利	十	**港幣0.64元**	港幣0.34元

第十頁至二十四頁之附註屬本簡明中期財務報表之一部份,應同時參閱。

簡明中期財務報表

綜合資產負債表

	附註	於二零零五年十二月三十一日（未經審核）港幣千元	於二零零五年六月三十日（已經審核）（重列）港幣千元
非流動資產			
投資物業	十一	**5,675,366**	5,000,682
預付租賃款		**79,722**	80,562
物業、廠房及設備	十一	**1,221,670**	1,247,233
待發展物業		**11,016**	11,016
聯營公司權益		**14,604,335**	13,715,674
證券投資		**–**	241,640
可供出售之投資		**240,228**	–
持有至到期投資		**11,465**	–
少數股東欠款		**–**	80,930
應收賬項、按金及預付費用	十二	**124,997**	132,863
應收售樓分期款		**4,750**	4,901
遞延税項資產		**2,943**	–
		21,976,492	20,515,501
流動資產			
存貨		**37,170**	29,166
預付租賃款		**1,679**	1,679
待出售已建成物業		**259,932**	248,085
應收賬項、按金及預付費用	十二	**309,660**	348,788
應收售樓分期款		**749**	576
聯營公司欠款		**43,945**	42,009
投資公司欠款		**5,484**	6,502
少數股東欠款		**80,930**	–
已抵押銀行存款	十五	**20,205**	20,205
銀行結存及現金	十五	**2,450,802**	2,779,950
		3,210,556	3,476,960

2005/06

簡明中期財務報表

綜合資產負債表(續)

	附註	於二零零五年十二月三十一日 (未經審核) 港幣千元	於二零零五年六月三十日 (已經審核) (重列) 港幣千元
流動負債			
應付賬項及應付費用	十三	**277,383**	249,800
欠聯營公司款		**808**	2,485
欠少數股東款		**140,715**	–
税項		**65,289**	185,330
借款		**174,576**	126,910
融資租約之承擔		**116**	114
		658,887	564,639
流動資產淨額		**2,551,669**	2,912,321
		24,528,161	23,427,822
股本及儲備			
股本	十四	**563,466**	563,466
儲備		**22,461,108**	20,952,934
本公司股權持有人應佔權益		**23,024,574**	21,516,400
少數股東權益		**653,234**	744,759
總權益		**23,677,808**	22,261,159
非流動負債			
應付賬款及應付費用	十三	**40,065**	31,017
借款		**89,986**	135,679
遞延税項負債		**633,667**	554,729
融資租約之承擔		**350**	416
欠少數股東款		–	143,588
同母系附屬公司借款		**86,285**	301,234
		850,353	1,166,663
		24,528,161	23,427,822

第十頁至二十四頁之附註屬本簡明中期財務報表之一部份，應同時參閱。

簡明中期財務報表

綜合權益變動表(未經審核)

	本公司股權持有人應佔權益									
	股本 港幣千元	物業重估儲備 港幣千元	資本儲備 港幣千元	投資重估儲備 港幣千元	股份溢價 港幣千元	股息儲備 港幣千元	溢利保留 港幣千元	合計 港幣千元	少數股東權益 港幣千元	合計 港幣千元
二零零四年七月一日結存										
一前期報告	563,466	1,293,987	12,909	-	6,158,568	338,079	11,664,871	20,031,880	755,761	20,787,641
一改變會計政策之影響 (附註三)	-	(1,293,987)	-	-	-	-	(24,811)	(1,318,798)	-	(1,318,798)
一重列	563,466	-	12,909	-	6,158,568	338,079	11,640,060	18,713,082	755,761	19,468,843
本期已確認總收入一本期溢利	-	-	-	-	-	-	947,676	947,676	40,350	988,026
已派末期股息	-	-	-	-	-	(338,079)	-	(338,079)	-	(338,079)
擬派中期股息	-	-	-	-	-	366,253	(366,253)	-	-	-
已派少數股東股息	-	-	-	-	-	-	-	-	(19,186)	(19,186)
二零零四年十二月三十一日結存	563,466	-	12,909	-	6,158,568	366,253	12,221,483	19,322,679	776,925	20,099,604
本期已確認總收入一本期溢利	-	-	-	-	-	-	2,559,974	2,559,974	25,321	2,585,295
購入附屬公司部份權益款	-	-	-	-	-	-	-	-	(43,326)	(43,326)
已派中期股息	-	-	-	-	-	(366,253)	-	(366,253)	-	(366,253)
擬派末期股息	-	-	-	-	-	422,599	(422,599)	-	-	-
已派少數股東股息	-	-	-	-	-	-	-	-	(14,161)	(14,161)
二零零五年六月三十日結存	563,466	-	12,909	-	6,158,568	422,599	14,358,858	21,516,400	744,759	22,261,159
二零零五年七月一日結存										
一前期報告	563,466	1,313,787	12,909	-	6,158,568	422,599	14,381,179	22,852,508	744,759	23,597,267
一改變會計政策之影響 (附註三)	-	(1,313,787)	-	-	-	-	96,627	(1,217,160)	-	(1,217,160)
一重列	563,466	-	12,909	-	6,158,568	422,599	14,477,806	21,635,348	744,759	22,380,107
可供出售之投資盈利直接確認予權益	-	-	-	9,771	-	-	-	9,771	-	9,771
本期溢利	-	-	-	-	-	-	1,802,054	1,802,054	6,960	1,809,014
本期已確認總收入	-	-	-	9,771	-	-	1,802,054	1,811,825	6,960	1,818,785
購入附屬公司部份權益款	-	-	-	-	-	-	-	-	(90,682)	(90,682)
已派末期股息	-	-	-	-	-	(422,599)	-	(422,599)	-	(422,599)
擬派中期股息	-	-	-	-	-	366,253	(366,253)	-	-	-
已派少數股東股息	-	-	-	-	-	-	-	-	(7,803)	(7,803)
二零零五年十二月三十一日結存	563,466	-	12,909	9,771	6,158,568	366,253	15,913,607	23,024,574	653,234	23,677,808

2005 06

簡明中期財務報表

簡明綜合現金流量表(未經審核)

	截至十二月三十一日止六個月 二零零五年 港幣千元	二零零四年 港幣千元
營運業務產生之現金淨額	**210,177**	181,564
投資活動產生之現金淨額		
股息收入	**325,903**	371,317
利息收入	**54,565**	21,635
支付購入附屬公司部份權益款	**(252,529)**	–
其他投資現金流量	**(19,507)**	(35,585)
	108,432	357,367
融資所用之現金淨額		
已派股東股息	**(422,366)**	(337,903)
(償還)借入同母系附屬公司借款	**(214,949)**	78,222
其他融資現金流量	**(16,147)**	41,747
	(653,462)	(217,934)
現金及現金等淨值之(減少)增加	**(334,853)**	320,997
現金及現金等值於期初結存	**2,746,167**	1,814,443
現金及現金等值於期末結存	**2,411,314**	2,135,440
現金及現金等值結餘分析		
銀行結存及現金	**2,450,802**	2,159,106
銀行透支－無抵押	**(39,488)**	(23,666)
	2,411,314	2,135,440

簡明中期財務報表附註（未經審核）

一 編製基準

本簡明財務報表乃根據香港聯合交易所有限公司證券上市規則附錄十六之適用披露規定以及香港會計師公會（「香港會計師公會」）頒佈之香港會計準則第三十四號「中期財務報告」而編製。

二 主要會計政策

除了若干物業及財務工具按適用情況以重估價值或公平價值計量外，本簡明財務報表是按歷史成本為基礎編製的。

本簡明財務報表所採納之會計政策，與本集團編製截至二零零五年六月三十日止年度財務報表所使用者相同，惟以下之說明除外。

於本期內，本集團首次採納香港會計師公會頒佈多項新訂之香港財務報告準則、香港會計準則及詮釋（於本文統稱「新香港財務報告準則」），該等準則由二零零五年一月一日或之後開始之會計期間生效。應用新香港財務報告準則導致綜合收益表、綜合資產負債表及綜合權益變動表之呈列方式有所改變。尤其是少數股東權益及應佔聯營公司之稅項之呈列方式有所變動。此呈列方式之變動已追溯應用。

誠如截至二零零五年六月三十日止年度之財務報表所披露，本集團已選擇提早採納香港會計準則第四十號「投資物業」及香港會計準則詮釋第二十一號「所得稅－已重估不可折舊資產之收回」。於本期內，本集團已採納其餘所有現時已頒佈並於二零零五年七月一日開始之財政年度生效之新訂及經修訂香港財務報告準則。

採納新香港財務報告準則導致本集團於以下範疇之會計政策出現變動，並影響本期或過往會計期間業績之編製及呈列：

企業合併

於本期內，本集團已應用香港財務報告準則第三號「企業合併」之過渡性條文，該準則適用於協議訂立日期為二零零五年一月一日以前之企業合併所收購之商譽。應用香港財務報告準則第三號之過渡性條文對本集團構成之主要影響概述如下：

200506

簡明中期財務報表附註(未經審核)

二 主要會計政策(續)

企業合併(續)

商譽

於過往期間,於二零零五年一月一日以前收購聯營公司時所產生之商譽已撥充為資產及估計可使用年期內攤銷。本集團已應用香港財務報告準則第三號之有關過渡性條文。就過往包括於投資聯營公司權益內之商譽總數為港幣1,272,158,000元,本集團繼續攤銷該商譽至二零零五年六月三十日及由二零零五年七月一日起已不再攤銷該商譽,並最少每年對該商譽進行減值測試。於二零零五年一月一日後收購所產生之商譽會在初步確認後,按成本扣除累積減值虧損(如有)計算。由於此會計政策之變動,本期內並無扣除任何商譽攤銷。截至二零零四年十二月三十一日止六個月之比較數字並無重列。

收購折讓(前稱「負商譽」)

根據香港財務報告準則第三號,如本集團應佔被收購者之可識別資產、負債及或然負債之公平值淨額之權益超出收購成本之數額,會在進行收購之期間即時確認為溢利或虧損。於過往期間,於二零零五年一月一日以前收購時所產生之負商譽呈列為資產之減值,並根據該結餘產生之情況分析撥回至收入。本集團已應用香港財務報告準則第三號之有關過渡性條文,有關以往負商譽呈列為投資聯營公司權益之減值於二零零五年七月一日已解除確認總數為港幣118,948,000元,並於二零零五年七月一日之保留溢利相應增加。

酒店物業

在以往會計期間,本集團之酒店物業以重估值列賬,租期超過20年之酒店物業不作折舊準備。本集團一向將物業保持於良好維修及保養狀況。於本會計期間,本集團採納香港會計準則第十六號「物業、機器及設備」。香港會計準則第十六號規定酒店物業之剩餘價值按集團目前假設酒店物業已達其估計可使用年期終結時之樓齡和狀況下出售,扣除估計出售成本後所得款項計量。

本集團就採納香港會計準則第十六號及香港詮釋第二號「適合酒店物業之會計政策」(「香港詮釋第二號」)檢討酒店物業之剩餘價值而對酒店物業作出折舊準備。此等變動為會計政策變動按照香港會計準則第八號「會計政策、會計估計之變動及誤差」處理。在此期間,酒店物業有關之遞延稅項已經重列。比較的數字已重列(財務影響載於附註三)。

簡明中期財務報表附註（未經審核）

二　主要會計政策（續）

業主自用的土地租賃權益

於過往期間，業主自用的租賃土地及樓宇乃計入物業、廠房及設備以成本值模式計量。於本期內，本集團已採納香港會計準則第十七號「租賃」。根據香港會計準則第十七號，土地及樓宇租賃之土地及樓宇應視乎租賃類別獨立入賬，除非有關租賃付款額未能可靠地分配為土地或樓宇部份，在此情況下則一概視為融資租賃。若能就租賃付款額可靠地分配為土地或樓宇部份，於土地的租賃權益應重新分類為營運租賃下之預付租賃款，以成本入賬並按租賃期作直線法攤銷。此會計政策變動以追溯方式應用(財務影響載於附註三)。若未能可靠地分配為土地或樓宇部份，土地的租賃權益繼續分類為物業、廠房及設備入賬。

財務工具

於本期內，本集團已應用香港會計準則第三十二號「財務工具：披露及呈列」及香港會計準則第三十九號「財務工具：確認及計量」。香港會計準則第三十二號規定作追溯應用。採納香港會計準則第三十二號對本集團財務報告表內財務工具之呈報並無造成重大影響。香港會計準則第三十九號，於二零零五年一月一日或之後開始的會計期間生效，基本上不容許對財務資產及負債進行追溯性的確認、解除確認或計量。因實行香港會計準則第三十九號而產生的主要影響概述如下：

財務資產及財務負債的分類及計量

本集團已就香港會計準則第三十九號所界定之財務資產及財務負債範圍內，應用有關香港會計準則第三十九號之過渡性條文。

直至二零零五年六月三十日，本集團根據會計實務準則第二十四號之基準處理方式將其債務及股本證券分類及計算。根據會計實務準則第二十四號，債務或股本證券投資乃列作「投資證券」、「其他投資」或「持有至到期投資」，以適合者為準。「投資證券」乃按成本減減值虧損(如有)計算，「其他投資」乃按公平值計算，而未實現盈利或虧損則計入損益。持有至到期投資乃按攤銷成本減減值虧損(如有)計算。由二零零五年七月一日起，本集團將按香港會計準則第三十九號將債務及股本證券分類及計量。根據該準則，財務資產分類為「於損益賬按公平值處理的財務資產」、「可供出售財務資產」、「貸款及應收款項」或「持有至到期財務資產」。該分類乃根據資產購入時之性質。「於損益賬按公平值處理的財務資產」及「可供出售財務資產」以公平值列賬，公平值的變動分別確認為損益及權益。「貸款及應收款項」及「持有至到期財務資產」採用實際利率法按攤銷成本持有。

於二零零五年七月一日，本集團根據香港會計準則第三十九號的規定將其債務及股本證券分類及計量。

2005/06

簡明中期財務報表附註（未經審核）

二 主要會計政策（續）

財務工具（續）

債券與股本證券以外之財務資產及財務負債

由二零零五年七月一日起，本集團已就債務及股本證券以外的財務資產及財務負債（以往不屬於會計實務準則第二十四號範圍）按照香港會計準則第三十九號的規定進行分類及計量。如前所述，香港會計準則第三十九號將財務資產分類為「於損益賬按公平值處理的財務資產」、「可供出售財務資產」、「貸款及應收款項」及「持有至到期財務資產」。財務負債基本上分類為「於損益賬按公平值處理的財務負債」或「於損益賬按公平值處理的財務負債以外之其他財務負債（其他財務負債）」。其他財務負債以實際利率法按攤銷成本持有。

應用香港會計準則第三十九號對過往及本期業績並沒有重大影響。

聯營公司權益

本期內，本集團之聯營公司應用香港會計師公會頒佈之新香港財務報告準則，該等準則於二零零五年一月一日或之後開始之會計期間生效。若干準則要求追溯應用。比較的數字已重列（財務影響載於附註三）。

三 總結改變會計政策之影響

本年度及上年度就附註二描述改變會計政策影響之結果如下：

	截至二零零五年十二月三十一日止六個月				
	香港詮釋第二號、香港會計準則第十六號及香港會計準則第十七號	香港會計準則第四十號	香港會計準則詮釋第二十一號	香港財務報告準則第三號	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
增加折舊及攤銷	(4,239)	–	–	–	(4,239)
增加投資物業之公平價值收益	–	674,662	–	–	674,662
增加(減少)應佔聯營公司業績	5,107	309,580	(54,005)	(714)	259,968
減少商譽攤銷	–	–	–	30,422	30,422
減少負商譽釋於至收益	–	–	–	(4,313)	(4,313)
減少(增加)遞延税項	448	–	(77,589)	–	(77,141)
增加(減少)溢利	1,316	984,242	(131,594)	25,395	879,359

簡明中期財務報表附註(未經審核)

三 總結改變會計政策之影響(續)

	截至二零零四年十二月三十一日止六個月 香港詮釋第二號、香港會計準則第十六號及香港會計準則第十七號 港幣千元	香港會計準則第四十號 港幣千元	香港會計準則詮釋第二十一號 港幣千元	合計 港幣千元
增加折舊及攤銷	(4,239)	–	–	(4,239)
增加(減少)應佔聯營公司業績	4,999	94,210	(15,594)	83,615
減少遞延稅項	448	–	–	448
增加(減少)溢利	1,208	94,210	(15,594)	79,824

於二零零五年六月三十日及七月一日採納新香港財務報告準則之累積影響概述如下:

	於二零零五年六月三十日(原先列報) 港幣千元	香港會計準則第一號 港幣千元	香港詮釋第二號、香港會計準則第十六號及香港會計準則第十七號 港幣千元	於二零零五年六月三十日(重列) 港幣千元	香港會計準則第三十九號 港幣千元	香港財務報告準則第三號 港幣千元	於二零零五年七月一日(重列) 港幣千元
物業、廠房及設備	1,835,530	–	(588,297)	1,247,233	–	–	1,247,233
預付租賃款	–	–	82,241	82,241	–	–	82,241
聯營公司權益	14,556,825	–	(841,151)	13,715,674	–	118,948	13,834,622
證券投資	241,640	–	–	241,640	(241,640)	–	–
持有至到期投資	–	–	–	–	11,465	–	11,465
可供出售之投資	–	–	–	–	230,175	–	230,175
遞延稅項負債	(565,828)	–	11,099	(554,729)	–	–	(554,729)
對資產及負債之總影響		–	(1,336,108)		–	118,948	
物業重估儲備	1,313,787	–	(1,313,787)	–	–	–	–
溢利保留	14,381,179	–	(22,321)	14,358,858	–	118,948	14,477,806
少數股東權益	–	744,759	–	744,759	–	–	744,759
對股東權益之總影響		744,759	(1,336,108)		–	118,948	
少數股東權益	744,759	(744,759)	–	–	–	–	–

2005/06

簡明中期財務報表附註（未經審核）

三 總結改變會計政策之影響（續）

於二零零四年七月一日對本集團權益因採納新香港財務報告準則之財務上影響概述如下：

	原先列報 港幣千元	香港詮釋第二號、香港會計準則第十六號及香港會計準則第十七號 港幣千元	重新列報 港幣千元
物業重估儲備	1,293,987	(1,293,987)	–
溢利保留	11,664,871	(24,811)	11,640,060

於財務報告核定當日，本集團並無提早應用下列已頒佈但尚未生效之新香港財務報告準則。本集團預計該等已頒佈之準則及詮釋對本集團之財務報告並無重大影響。

香港會計準則第一號（經修訂）	資本披露[1]
香港會計準則第十九號（經修訂）	精算損益、集團計劃及披露[2]
香港會計準則第二十一號（經修訂）	海外業務投資淨額[2]
香港會計準則第三十九號（經修訂）	預測集團內公司間交易之現金流量對沖會計處理法[2]
香港會計準則第三十九號（經修訂）	選擇以公平價值入賬[2]
香港會計準則第三十九號及香港財務報告準則第四號（經修訂）	財務擔保合約[2]
香港財務報告準則第六號	礦產資源之勘探及評估[2]
香港財務報告準則第七號	財務工具：披露[1]
香港（國際財務報告解釋委員會）－詮釋第四號	釐定安排是否包括租賃[2]
香港（國際財務報告解釋委員會）－詮釋第五號	終止運作、復原及環境修復基金所產生權益之權利[2]
香港（國際財務報告解釋委員會）－詮釋第六號	參與特定市場 － 廢棄電力及電子設備所產生之負債[3]
香港（國際財務報告解釋委員會）－詮釋第七號	根據香港會計準則第二十九號「惡性通貨膨漲經濟中的財務報告」採用重列法[4]

1 於二零零七年一月一日或之後開始之年度期間生效。
2 於二零零六年一月一日或之後開始之年度期間生效。
3 於二零零五年十二月一日或之後開始之年度期間生效。
4 於二零零六年三月一日或之後開始之年度期間生效。

簡明中期財務報表附註（未經審核）

四 分部資料

業務分部

本集團用以劃分作首要分部呈報之業務如下：

物業租賃 － 物業租金
酒店經營 － 酒店經營及管理
百貨業務 － 百貨業務經營及管理
基建項目 － 基建項目投資
其他 － 控股投資、銷售物業、清潔服務、保安服務、零售業務及提供資訊科技服務

本集團各業務之分部資料如下：

截至二零零五年十二月三十一日止六個月

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
收入及業績							
營業額	311,238	47,014	71,116	92,368	89,562	–	611,298
其他收入	1,967	60	772	573	2,425	–	5,797
對外收入	313,205	47,074	71,888	92,941	91,987	–	617,095
分部間收入	21,363	–	3	–	3,071	(24,437)	–
總收入	334,568	47,074	71,891	92,941	95,058	(24,437)	617,095

集團分部間之收入的價格是由管理層參考市場價格釐定。

	物業租賃	酒店經營	百貨業務	基建項目	其他	對銷	綜合
分部業績	195,377	6,293	5,544	51,695	(9,497)	–	249,412
利息收入	2	–	–	5,379	49,039	–	54,420
投資物業之公平價值收益	674,662	–	–	–	–	–	674,662
回購附屬公司產生之商譽減值	–	–	–	–	(161,846)	–	(161,846)
待出售已建成物業減值撥回	–	–	–	–	14,227	–	14,227
未能分項之費用							(12,512)
財務費用							(6,136)
應佔聯營公司業績							1,094,611
除税項前溢利							1,906,838
税項							(97,824)
本期溢利							1,809,014

2005 06

簡明中期財務報表附註（未經審核）

四 分部資料(續)

業務分部(續)

截至二零零四年十二月三十一日止六個月

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 (重列) 港幣千元
收入及業績							
營業額	296,143	60,470	64,800	152,851	124,697	–	698,961
其他收入	2,986	–	755	979	1,757	–	6,477
對外收入	299,129	60,470	65,555	153,830	126,454	–	705,438
分部間收入	26,283	–	–	–	1,452	(27,735)	–
總收入	325,412	60,470	65,555	153,830	127,906	(27,735)	705,438

集團分部間之收入的價格是由管理層參考市場價格釐定。

分部業績	177,581	7,435	4,429	107,243	(2,144)	–	294,544
利息收入	22	–	–	5,453	15,316	–	20,791
持有未實現盈利之證券投資	–	–	–	–	24,056	–	24,056
未能分項之費用							(15,214)
財務費用							(6,902)
應佔聯營公司業績							742,487
商譽攤銷							(30,422)
負商譽釋放至收益							4,313
除税項前溢利							1,033,653
税項							(45,627)
本期溢利							988,026

簡明中期財務報表附註（未經審核）

四 分部資料(續)

地區分部

本集團之物業租賃、酒店經營、百貨業務、控股投資、銷售物業、清潔服務、保安服務、零售業務及資訊科技服務皆於香港運作。所有基建項目投資，皆位於中華人民共和國(「中國」)其他地區。

本集團營業額按地區分佈，當中包括銷售貨品及提供服務分析如下：

截至二零零五年十二月三十一日止六個月

	香港 港幣千元	中國 港幣千元	綜合 港幣千元
營業額	**518,930**	**92,368**	**611,298**
其他收入	**5,224**	**573**	**5,797**
對外收入	**524,154**	**92,941**	**617,095**

截至二零零四年十二月三十一日止六個月

	香港 港幣千元	中國 港幣千元	綜合 港幣千元
營業額	546,110	152,851	698,961
其他收入	5,498	979	6,477
對外收入	551,608	153,830	705,438

五 回購附屬公司產生之商譽減值

經評估本公司之附屬公司恒基數碼科技有限公司(「恒基數碼」)之業務展望後，本公司之中間控股公司恒基兆業地產有限公司、本公司之聯營公司香港中華煤氣有限公司(「香港中華煤氣」)、恒基數碼及本公司於二零零五年八月聯合公佈香港中華煤氣及本公司私有化恒基數碼，包括以每股計劃股份港幣0.42元取消及註銷恒基數碼之計劃股份。該私有化於二零零五年十二月八日已正式生效。因應現金流量預測及私有化恒基數碼預期之協同效應，本公司董事考慮從回購恒基數碼額外權益所註銷恒基數碼之計劃股份產生之商譽為港幣161,846,000元已作減值。

2005 06

簡明中期財務報表附註（未經審核）

六　財務費用

	截至十二月三十一日止六個月	
	二零零五年	二零零四年
	港幣千元	港幣千元
由下列借貸產生的利息：		
須於五年內全數償還的銀行貸款及透支	**5,867**	5,917
融資租約	**10**	–
其他借款	**259**	985
	6,136	6,902

七　除稅項前溢利

	截至十二月三十一日止六個月	
	二零零五年	二零零四年 (重列)
	港幣千元	港幣千元
除稅項前溢利已扣除下列項目：		
預付租賃款攤銷	**840**	840
確認為開支之存貨成本	**64,432**	60,788
確認為開支之物業成本	**2,379**	283
折舊及攤銷	**43,780**	45,154
員工成本	**100,273**	128,049
應佔聯營公司之稅項（已計入應佔聯營公司業績內）	**142,165**	158,696

簡明中期財務報表附註（未經審核）

八 税項

	截至十二月三十一日止六個月	
	二零零五年	二零零四年 (重列)
	港幣千元	港幣千元
税項包括：		
現時税項		
－ 香港	**30,679**	28,987
－ 中國其他地區	**8,668**	16,354
	39,347	45,341
前年度準備多計 － 香港	**(17,519)**	(11)
遞延税項		
－ 本期	**88,800**	297
－ 前年度準備多計	**(12,804)**	－
	75,996	297
	97,824	45,627

香港利得税乃按期內估計應課税溢利之17.5% 計算。

香港以外税項準備乃按適用税率就有關境外司法管轄區計算。

九 股息

	截至十二月三十一日止六個月	
	二零零五年	二零零四年
	港幣千元	港幣千元
中期股息 － 每股港幣一角三仙 (截至二零零四年十二月三十一日止六個月：每股港幣一角三仙)	**366,253**	366,253

2005/06

簡明中期財務報表附註（未經審核）

十　每股盈利

應佔本公司股權持有人每股盈利乃按本期溢利淨值港幣1,802,054,000元（截至二零零四年十二月三十一日止六個月重列：港幣947,676,000元），並按期內已發行之2,817,327,395股（於二零零四年十二月三十一日：2,817,327,395股）普通股計算。截至二零零五年十二月三十一日及二零零四年十二月三十一日止六個月內並無攤薄每股盈利，因無潛在攤薄股份存在。

因採納以上的附註二所提及之改變會計政策，所作出比較基本每股盈利之調整如下：

	基本 港幣元
2004年每股盈利之調整：	
調整前已列報之數字	0.31
更改會計政策所引至改變之調整	0.03
重新列報	0.34

十一　投資物業及物業、廠房及設備

本集團所有投資物業均於二零零五年十二月三十一日由獨立專業估價師戴德梁行按公開市場價值作出公平價值重估。其結果增加投資物業之公平價值為港幣674,662,000元已直接在簡明綜合收益表內確認。

本期內，本集團已購買之投資物業、物業、廠房及設備為港幣18,366,000元。

本集團之高速公路經營權為港幣544,250,000元（於二零零五年六月三十日：港幣561,595,000元）已抵押以獲取銀行借貸。

簡明中期財務報表附註（未經審核）

十二 應收賬項、按金及預付費用

本集團設有特定之信貸政策。買家是按照買賣合約的條文而繳交售出物業的作價。出租物業的每月租金是由租戶預先繳納的。零售方面，大部份交易是以現金結算。而其他貿易應收賬是按個別合約繳款條文而繳付其賬項的。應收貿易賬項之賬齡分析乃按時編製及審慎控制有關之信貸風險至最低水平。

應收貿易賬項（扣除壞賬準備）之賬齡分析如下：

	於二零零五年十二月三十一日 港幣千元	於二零零五年六月三十日 港幣千元
一個月內到期	**27,863**	114,938
一至三個月內	**34,731**	16,419
三至六個月內	**50,910**	4,413
超過六個月	**73,981**	32,391
	187,485	168,161
預付費用、按金及其他應收賬項 － 流動部份	**122,175**	180,627
	309,660	348,788
預付費用、按金及其他應收賬項 － 非流動部份	**124,997**	132,863
	434,657	481,651

於二零零五年十二月三十一日，應收賬項、按金及預付費用及其他應收賬款已包括於二零零四年出售橋樑於將來出現之應收分期折扣款為港幣140,432,000元（於二零零五年六月三十日：港幣155,393,000元）。除此之外港幣15,435,000元（於二零零五年六月三十日：港幣22,530,000元）分類為流動資產。

2005/06

簡明中期財務報表附註（未經審核）

十三 應付賬項及應付費用

本集團之貿易及其他應付賬項內之應付貿易賬項之賬齡分析，以到期日分析如下：

	於二零零五年十二月三十一日 港幣千元	於二零零五年六月三十日 港幣千元
欠款一個月內或按要求還款	**153,225**	123,507
欠款一個月後但三個月內	**40,789**	42,982
欠款三個月後但六個月內	**3,051**	3,318
超過六個月	**6,266**	7,930
	203,331	177,737
租按及其他應付賬項 — 流動部份	**74,052**	72,063
	277,383	249,800
租按及其他應付賬項 — 非流動部份	**40,065**	31,017
總應付賬項及應付費用	**317,448**	280,817

十四 股本

	股份數目 於二零零五年十二月三十一日及六月三十日	股本 於二零零五年十二月三十一日及六月三十日 港幣千元
法定股本		
普通股每股港幣二角	**3,600,000,000**	**720,000**
發行及繳足股本		
普通股每股港幣二角	**2,817,327,395**	**563,466**

十五 已抵押銀行存款／銀行結存及現金

於中國其他地區受外匯條例管制之已抵押銀行存款、銀行結存及現金項目總數為港幣139,785,000元（於二零零五年六月三十日：港幣110,788,000元）。

簡明中期財務報表附註（未經審核）

十六 資本承擔

	於二零零五年十二月三十一日 港幣千元	於二零零五年六月三十日 港幣千元
已簽約之物業收購、廠房及設備、物業發展及裝修費用承擔	**14,578**	21,070
已簽約之系統開發費用承擔	**28**	269

十七 營運租賃承擔

本集團為承租人

於二零零五年十二月三十一日，本集團需付將來所有之最低租賃為不可取消之營運租賃其約滿期如下：

	於二零零五年十二月三十一日 港幣千元	於二零零五年六月三十日 港幣千元
一年內到期	**16,177**	22,273
一年後至五年內到期	**15,905**	15,281
五年後到期	**1,142**	–
	33,224	37,554

營運租賃承擔乃代表本集團租用商場、電訊網絡設備及若干寫字樓物業所付之租金。商場及寫字樓物業租賃之商議訂定為六個月至十年以固定租金計算。部份電訊網絡設備租賃是沒有特定條款而其餘的租賃起首期為三個月至四年，當起首租賃期屆滿後可選擇再續期。沒有任何電訊網絡設備租賃包括或然租金。

十八 有關連人士的交易

本集團與同母系附屬公司達成以下之重大交易：

	截至十二月三十一日止六個月 二零零五年 港幣千元	截至十二月三十一日止六個月 二零零四年 港幣千元
大廈管理費	**3,067**	27,669
利息支出	**259**	184
租金支出	**44,311**	41,276
警衛服務收入	**–**	27,984

主要管理層成員之酬金

除若干董事及主要管理層於本公司為其成員之中間控股公司收取其於本集團之服務酬金，本公司其他董事及主要管理層並沒有收取任何酬金。由於各董事之意見，將酬金按其服務分配各附屬公司之方法並不可行，故酬金未可予配各附屬公司。

0506

財務回顧

業績檢討

本集團截至二零零五年十二月三十一日止六個月內之營業額約為港幣六億一千一百萬元，較上個財政年度同期減少百分之十二點五。期內之公司股東應佔溢利約為港幣十八億零二百萬元，較去年同期重列的股東應佔盈利港幣九億四千八百萬元(重列前為港幣八億六千八百萬元)增加百分之九十。本集團由期內開始採納香港會計準則第十六號「物業、廠房及設備」、香港會計準則第十七號「租賃」、香港會計準則第三十九號「財務工具:確認及計量」及香港詮釋第二號「酒店物業的適用會計政策」，皆分別對集團中期業績產生影響，亦同時引致上述的去年盈利重列。在撇除採納香港會計準則第四十號「投資物業」及香港會計準則詮釋第二十一號「所得稅－已重估不可折舊資產的收回」之影響後，集團之股東應佔溢利則為港幣九億四千六百萬元，較去年同期重列股東應佔盈利港幣八億四千六百萬元增加百分之十二。

受惠於本地經濟改善，集團於期內之總租金收入約為港幣三億三千五百萬元，比對上年同期上升百分之三。而於期內之出租物業盈利約為港幣一億九千五百萬元，較上年度同期的出租物業盈利上升百分之十。

因採納香港會計準則第四十號，集團附屬公司錄得港幣六億七千五百萬元之投資物業之公允價值增加(二零零四年度同期重列：零)。

截至二零零五年十二月三十一日止六個月內，集團酒店業務錄得約港幣六百三十萬元之盈利，比對上年度同期之港幣七百四十萬元盈利。受惠於本港消費意欲及旅客的增長，集團之百貨業務亦錄得理想之經營溢利增幅。

集團主要透過旗下一間附屬公司「中國投資集團有限公司」，於國內經營基建項目所產生的業績約為港幣五千二百萬元，相對去年同期錄得之港幣一億零七百萬元，主要由於杭州之收費橋樑因維修中令車流減少所致。

集團其他業務中主要包括證券投資、資訊科技及保安業務，於期內總共錄得約為港幣九百五十萬元的虧損，相對上年度同期錄得重列後港幣二百一十萬元之虧損，主要由於資訊科技業務之虧損與及保安業務收入減少所致。

集團應佔聯營公司溢利主要源自集團投資的三間上市聯營公司，於期內為集團帶來約港幣十億零九千五百萬元之除稅後盈利，相對去年同期錄得重列後港幣七億四千二百萬元，其中港幣三億一千三百萬元為因聯營公司採納香港會計準則第四十號而錄得之投資物業之公平價值增加(二零零四年度同期重列：港幣一億一千九百萬元)。該三間上市聯營公司於期內對集團之除稅後盈利約為港幣十億一千萬元，相對去年同期所錄得的重列後港幣六億七千萬元，其中港幣二億二千三百萬元為因三間上市聯營公司採納香港會計準則第四十號而錄得之投資物業之公平價值增加(二零零四年度同期重列：港幣一億一千九百萬元)。

期內，集團因私有化恒基數碼科技有限公司而錄得港幣一億六千二百萬元之減值。

財務來源及資金流動性

截至二零零五年十二月三十一日，集團之股東權益約為港幣二百三十億零二千五百萬元，比對截至二零零五年六月三十日重列後之港幣二百一十五億一千六百萬元增加百分之七。本集團財政狀態穩健，資本雄厚。由於集團持有約港幣二十四億七千一百萬元之現金，在對減銀行借貸總額港幣二億六千五百萬元後，集團擁有淨存款約為港幣二十二億零六百萬元。除一間在國內從事基建投資的集團附屬公司所借入約港幣二億二千五百萬元之銀行貸款外，本集團之銀行貸款均無抵押，而大部份為有承諾額度。集團現有充裕之銀行承諾信貸額度及穩定之經常性收入基礎帶來之持續現金流入，令集團具備充裕之財務資源應付日常業務運作及作未來業務擴展之用。

除上述私有化恒基數碼科技有限公司外，集團並無於期內在核心業務以外進行大型收購或出售資產。

貸款到期組合

集團截至二零零五年十二月三十一日及二零零五年六月三十日之銀行借貸及未償還借貸之償還期分別概述如下：

	二零零五年 十二月三十一日 港幣千元	二零零五年 六月三十日 港幣千元
償還期：		
一年內	**174,692**	127,024
一年後及兩年內	**54,672**	50,130
兩年後及五年內	**35,664**	85,965
銀行借貸總額	**265,028**	263,119
減：銀行存款及現金	**(2,471,007)**	(2,800,155)
銀行淨存款總額	**2,205,979**	2,537,036

借貸比率

由於期內息率持續向上，集團採取之理財策略更為審慎。集團在期內的銀行淨借貸總額相對股東權益比例計算之借貸比率為零，與截至二零零五年六月三十日錄得的相同。在截至二零零五年十二月三十一日止六個月內，營業溢利為港幣八億一千八百萬元，在加上共港幣八億三千六百萬元集團應佔聯營公司之除稅後經營溢利後，相對撥作資本性支出前的淨利息支出為港幣六百萬元（二零零四年度同期：港幣七百萬元）之比率為275倍（二零零四年度同期重列：138倍）。

利率風險及外滙風險

本集團之融資及庫務事務是由中央管理層執管。集團在港業務的銀行融資安排是以港幣為主。本集團之銀行借貸款主要由多家國際性銀行在香港提供，借貸利息主要按香港同業拆息基準加若干議定之息差計算，故屬浮息性質。集團對金融衍生工具的運用抱嚴謹態度，並只用作管理集團借貸之利息及外滙風險。為了有效地控制集團將來之借貸成本，本集團將研究在適當時間就一部份銀行浮息貸款簽訂港幣掉期合約，從而鎖定短至中期息率。而集團之附屬公司，中國投資集團有限公司，於上半年度內用於國內基建項目之部份借貸款則為人民幣。整體上，本集團之核心業務並無顯著之外滙風險。

資本性承擔

截至二零零五年十二月三十一日，集團之資本性承擔額約為港幣一千五百萬元，比對二零零五年六月三十日錄得之港幣二千一百萬元。該等承擔項目主要為集團就已簽約之收購物業、廠房及設備、未來物業發展及物業裝修費用之承擔。集團之其他承擔為營運租賃承擔，當中主要包括集團租用商場所需付之租金，此項承擔由二零零五年六月三十日之港幣三千八百萬元減低至本期末之約港幣三千三百萬元。

或然負債

截至二零零五年十二月三十一日，本集團並無錄得任何或然負債。

資本及資金運用

本集團將繼續適當地運用本公司之資本及集團之累積盈利來發展集團之業務。集團亦備有充裕之資金來源及銀行貸款額度，以供旗下各項業務運作及擴展之用。

僱員

本集團於二零零五年十二月三十一日有僱員約1,450人，而於去年十二月三十一日之僱員數目約1,400人。僱員之薪酬福利，與市場及同業之水平相若。年終集團按員工之個別表現，發放酌情花紅。員工福利包括醫療保險、退休計劃、培訓計劃及教育資助等。

截至二零零五年十二月三十一日止六個月之僱員總成本為港幣一億元，而去年同期之僱員總成本為港幣一億二千八百萬元。

其他資料

循環貸款協議載有關於控股股東須履行的條件

本公司已於二零零四年九月十七日公佈披露，恒基兆業地產有限公司（「恒地」）一間全資附屬公司及本公司之一間全資附屬公司，作為個別借款人，向一組銀行取得一項港幣一百億元五年及七年期各半之循環信貸額（「該貸款」），而該貸款分別由恒地及本公司作出個別擔保。

就該貸款而言，若恒地不再持有及控制最少本公司已發行股本51%，或若恒地或本公司不再由李兆基博士及／或其家族成員及／或彼等當中任何一方控制之公司，或李兆基博士及／或其家族成員及／或彼等當中任何一方之公司身為受益人之任何信託最終控制，則視為失責事件。若發生任何失責事件，則該貸款可能即時到期及須於收到通知時償還。

中期業績之審閱

截至二零零五年十二月三十一日止六個月之未經審核中期業績已由本公司之核數師德勤•關黃陳方會計師行審閱，而其審閱報告載列於第36頁。

購買、出售或贖回本公司之上市證券

本公司或任何本公司之附屬公司於期內並無購買、出售或贖回本公司之上市證券。

審核委員會

審核委員會於本年三月舉行會議，審閱內部監控系統及截至二零零五年十二月三十一日止之中期業績報告。

企業管治常規守則

截至二零零五年十二月三十一日止六個月內，本公司已遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄14所載之企業管治常規守則（「企業管治常規守則」），除本公司並無根據企業管治常規守則第A.2.1條就本公司主席及行政總裁之角色作出區分外。本公司認為李兆基博士具有豐富之地產經驗，最宜繼續出任本公司主席及董事總經理之職位，此乃符合本公司之最佳利益。

董事進行證券交易之守則

本公司已採納上市規則標準守則為其本公司董事進行證券交易之守則（「該守則」）。本公司在提出具體徵詢之後，確認所有董事均已完全遵守該守則列示所要求的標準。

承董事局命
公司秘書
廖祥源　謹啟

香港，二零零六年三月二十二日

於本報告日期，本公司董事局成員包括：(1) 執行董事：李兆基（主席）、李家傑、林高演、李家誠、李達民、何永勳、孫國林、李鏡禹、劉壬泉、李寧、郭炳濠、劉智強、黃浩明及薛伯榮；(2) 非執行董事：胡寶星、阮北耀、梁希文及胡家驃（胡寶星之替代董事）；以及(3) 獨立非執行董事：鄺志強、高秉強及胡經昌。

2005.06

披露權益資料

董事於股份之權益

於二零零五年十二月三十一日，根據證券及期貨條例第352條須予設置之名冊所載，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，公司各董事於本公司及聯繫公司(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有的權益及淡倉如下：

普通股(除文義另有所指外)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業發展有限公司	李兆基	1	34,779,936		2,075,859,007		2,110,638,943	74.92
	李家傑	1				2,075,859,007	2,075,859,007	73.68
	李家誠	1				2,075,859,007	2,075,859,007	73.68
	李 寧	1		2,075,859,007			2,075,859,007	73.68
	李達民	2	6,666				6,666	0.00
	李鏡禹	3	1,001,739				1,001,739	0.04
	何永勳	4	1,100				1,100	0.00
恒基兆業地產有限公司	李兆基	5			1,122,938,300		1,122,938,300	61.88
	李家傑	5				1,122,938,300	1,122,938,300	61.88
	李家誠	5				1,122,938,300	1,122,938,300	61.88
	李 寧	5		1,122,938,300			1,122,938,300	61.88
	李達民	6	498,000				498,000	0.03
	李鏡禹	7	42,900		19,800		62,700	0.00
	何永勳	8	100				100	0.00
	劉智強	9	2,200				2,200	0.00
	胡家驃	10		2,000			2,000	0.00
香港中華煤氣有限公司	李兆基	11	3,226,174		2,157,017,776		2,160,243,950	39.21
	李家傑	11				2,157,017,776	2,157,017,776	39.16
	李家誠	11				2,157,017,776	2,157,017,776	39.16
	李 寧	11		2,157,017,776			2,157,017,776	39.16

普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
中國投資集團有限公司	胡家驃	20			16,000		16,000	5.33
精威置業有限公司	梁希文	21			5,000		5,000	4.49
	胡寶星	22			3,250		3,250	2.92
興輝置業有限公司	李家傑	23			4,000	6,000	10,000	100.00
喜田地產有限公司	李兆基	24			100		100	100.00
	李家傑	24				100	100	100.00
	李家誠	24				100	100	100.00
	李　寧	24		100			100	100.00
Pettystar Investment Limited	李兆基	25			3,240		3,240	80.00
	李家傑	25				3,240	3,240	80.00
	李家誠	25				3,240	3,240	80.00
	李　寧	25		3,240			3,240	80.00
兆誠國際有限公司	李家傑	26			25	75	100	100.00

除上述披露外,本公司之董事或行政總裁或其聯繫人並無於本公司或其聯繫公司(定義見證券及期貨條例)的股份、相關股份及債券中擁有權益或淡倉。

購買股份或債券之安排

本公司或本公司之任何控股公司、附屬公司或同系附屬公司於二零零五年十二月三十一日止六個月內並無參與任何其他安排,使本公司董事可藉收購本公司或任何其他公司組織之股份或債券而得益。

主要股東及其他人士權益

於二零零五年十二月三十一日，根據證券及期貨條例第336條須予設置之名冊所載，除本公司董事外之其他人士於本公司股份及相關股份擁有的權益或淡倉如下:

好倉

	權益總數	百份比權益
主要股東：		
Rimmer (Cayman) Limited (附註1)	2,075,859,007	73.68
Riddick (Cayman) Limited (附註1)	2,075,859,007	73.68
Hopkins (Cayman) Limited (附註1)	2,075,859,007	73.68
恒基兆業有限公司 (附註1)	2,070,243,859	73.48
恒基兆業地產有限公司 (附註1)	2,070,243,859	73.48
Kingslee S.A. (附註1)	2,070,243,859	73.48
賓勝置業有限公司 (附註1)	802,854,200	28.50
敏勝置業有限公司 (附註1)	602,168,418	21.37
踞威置業有限公司 (附註1)	363,328,900	12.90
主要股東以外之人士：		
Gainwise Investment Limited (附註1)	217,250,000	7.71

附註：

1 該等股份中，李兆基博士實益擁有34,779,936股，而其餘之2,075,859,007股股份中，(i)恒基兆業地產有限公司（「恒地」）全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有802,854,200股、602,168,418股、363,328,900股、217,250,000股及84,642,341股，而恒基兆業有限公司（「恒兆」）持有恒地61.87%；及 (ii) 5,615,148股由富生有限公司（「富生」）擁有。Hopkins (Cayman) Limited (「Hopkins」) 作為一單位信託（「單位信託」）之受託人，擁有恒兆及富生之全部已發行普通股股份。Rimmer (Cayman) Limited (「Rimmer」) 及Riddick (Cayman) Limited (「Riddick」) 分別作為全權信託之受託人，持有單位信託之單位。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份的權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

2 該等股份由李達民先生實益擁有。

3 該等股份由李鏡禹先生實益擁有。

4 該等股份由何永勳先生實益擁有。

5 該等股份中，(i) 570,743,800股由恒兆擁有；(ii) 7,962,100股由恒兆之全資附屬先樂置業有限公司擁有；(iii) 145,090,000股由Cameron Enterprise Inc. 擁有；222,045,300股由South Base Limited全資擁有之Believegood Limited擁有；61,302,000股由Jayasia Investments Limited全資擁有之Prosglass Investment Limited擁有；55,000,000股由Mei Yu Ltd.全資擁有之Fancy Eye Limited擁有；55,000,000股由World Crest Ltd.全資擁有之Spreadral Limited擁有；及Cameron Enterprise Inc.、South Base Limited、Jayasia Investments Limited、Mei Yu Ltd.及World Crest Ltd.均為Yamina Investment Limited之全資附屬公司，而Yamina Investment Limited為恒兆全資擁有；(iv) 5,602,600股由香港中華煤氣有限公司（「煤氣」）之全資附屬 Superfun Enterprises Limited擁有，恒基兆業發展有限公司（「恒發」）持有煤氣 37.62%，恒地持有恒發73.48%，而恒兆則持有恒地61.87%；及 (v) 192,500股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有煤氣、恒兆及富生（列載於附註1及11）及恒地的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

6 該等股份由李達民先生實益擁有。

7 該等股份中，李鏡禹先生實益擁有42,900股，而其餘之19,800股由李鏡禹先生及其妻子各擁有50% 之銀禧建業有限公司擁有。

8 該等股份由何永勳先生實益擁有。

9 該等股份由劉智強先生實益擁有。

10 該等股份由胡家驃先生之妻子擁有。

11 該等股份中，李兆基博士實益擁有3,226,174股，而其餘之2,157,017,776股股份中，(i) 恒發全資擁有之Timpani Investments Limited之全資附屬迪斯利置業有限公司及Medley Investment Limited分別擁有1,159,024,597股及484,225,002股；(ii) 429,321,946股由恒發之全資附屬Macrostar Investment Limited擁有；(iii) 3,966,472股由恒兆全資擁有之Yamina Investment Limited之全資附屬Boldwin Enterprises Limited擁有；及 (iv) 80,479,759股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒發、恒兆及富生（列載於附註1）及煤氣的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

12 該等股份中，李兆基博士實益擁有7,799,220股，而其餘之111,636,090股股份中，(i) 恒發全資擁有之Pataca Enterprises Limited之全資附屬Graf Investment Limited、Mount Sherpa Limited及Paillard Investment Limited各擁有23,400,000股；及 (ii) 41,436,090股由恒發全資擁有之Max-mercan Investment Limited 之全資附屬Wiselin Investment Limited擁有。根據證券及期貨條例，李兆基博士被視為擁有恒發（列載於附註1）及香港小輪（集團）有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

13 該等股份由林高演先生實益擁有。

14 該等股份由梁希文先生實益擁有。

15 該等股份中，恒發全資擁有之Aynbury Investments Limited之全資附屬Higgins Holdings Limited、Multiglade Holdings Limited及Threadwell Limited分別擁有100,612,750股、79,121,500股及75,454,000股。根據證券及期貨條例，李兆基博士被視為擁有恒發（列載於附註1）及美麗華酒店企業有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

16 該等股份中，胡寶星爵士實益擁有2,705,000股，而其餘之2,455,000股由胡寶星爵士擁有50% 之芳芬有限公司擁有。

17 Hopkins作為單位信託之受託人持有該等股份。

18 Hopkins作為單位信託之受託人持有該等股份。

19 該等股份中，李兆基博士實益擁有35,000,000股，而其餘之15,000,000股由富生擁有。

20 該等股份由胡家驃先生擁有60%之Pearl Assets Limited擁有。

21 該等股份由梁希文先生全資擁有之Gilbert Investment Inc. 擁有。

22 該等股份由胡寶星爵士及其妻子各擁有50% 之 Fong Fun Investment Inc. 之全資附屬Coningham Investment Inc. 擁有。

23 該等股份中，(i) 4,000股由李家傑先生全資擁有之Applecross Limited擁有；及 (ii) 6,000股由恒地間接全資擁有公司恒基中國集團有限公司(「恒中」)全資擁有之Andcoe Limited之全資附屬恒基（中國）投資有限公司擁有。

24 該等股份中，(i) 80股由恒地全資附屬達榮發展有限公司擁有；(ii) 10股由恒兆全資附屬恒基財務有限公司擁有；及 (iii) Jetwin International Limited之全資附屬Perfect Bright Properties Inc.及Furnline Limited各自擁有5股。Triton (Cayman) Limited作為一單位信託之受託人，擁有Jetwin International Limited之全部已發行股份。Triumph (Cayman) Limited及Victory (Cayman) Limited分別為全權信託之受託人，持有該單位信託之單位。李兆基博士擁有Triton (Cayman) Limited、Triumph (Cayman) Limited及Victory (Cayman) Limited之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份。李家傑先生及李家誠先生為於該單位信託持有單位之全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為於該單位信託持有單位之全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

25 該等股份中，(i) 3,038股由恒地擁有；及 (ii) 202股由Jetwin International Limited全資擁有之Perfect Bright Properties Inc.及Furnline Limited各持50% 之福佳投資有限公司擁有。

26 該等股份中，(i) 25股由李家傑先生全資擁有之崇基國際有限公司擁有；及 (ii) 75股由恒中全資擁有之Andcoe Limited之全資附屬恒基（中國）投資有限公司擁有。

Deloitte.
德勤

獨立審閱報告
致恒基兆業發展有限公司董事局
(於香港註冊成立之有限公司)

引言

本核數師行(「本行」)受　貴公司委託審閱載於第五頁至第二十四頁之中期財務報告。

董事職責

香港聯合交易所有限公司證券上市規則規定中期財務報告須根據香港會計師公會頒佈之香港會計準則第三十四號「中期財務報告」及相關規定編撰。中期財務報告由董事承擔全部責任，並已獲董事批准通過。

本行之責任是根據本行之審閱工作，對中期財務報告作出獨立結論，並按照雙方所協定之應聘書條款僅向整體董事會報告，除此以外別無其他用途。本行不會就本報告之內容向任何其他人士負上或承擔任何責任。

已進行之審閱工作

本行已根據香港會計師公會頒佈之核數準則第700號「審閱中期財務報告」進行審閱工作。審閱工作主要包括諮詢管理層及分析中期財務報告，從而評估會計政策與呈報方式有否貫徹採用(另有披露者除外)。審閱工作並不包括監控測試、核證資產、負債及交易等審核程序。由於審閱範圍遠較審核範圍為小，故此其保證程度亦較審核為低。因此，本行並無就中期財務報告發表審核意見。

審閱結論

根據此項不構成審核之審閱工作，本行並沒有察覺截至二零零五年十二月三十一日止六個月之中期財務報告需要作出任何重大修訂。

德勤•關黃陳方會計師行
執業會計師
香港
二零零六年三月二十二日

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED